brf
Seropédica – RJ Plant

Interim Financial Information

June 30, 2021

(A free translation of the original in Portuguese)

1.	COMPANY’S OPERATIONS	29
2	BASIS OF PREPARATION AND PRESENTATION OF INTERIM FINANCIAL INFORMATION	34
3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	34
4	CASH AND CASH EQUIVALENTS	35
5	MARKETABLE SECURITIES	35
6	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES	36
7	INVENTORIES	37
8	BIOLOGICAL ASSETS	38
9	RECOVERABLE TAXES	40
10	DEFERRED INCOME TAXES	42
11	JUDICIAL DEPOSITS	44
12	INVESTMENTS	45
13	PROPERTY, PLANT AND EQUIPMENT, NET	46
14	INTANGIBLE ASSETS	48
15	LOANS AND BORROWINGS	50
16	TRADE ACCOUNTS PAYABLE	34
17	SUPPLY CHAIN FINANCE	53
18	LEASES	53
19	SHARE-BASED PAYMENT	57
20	EMPLOYEES BENEFITS PLANS	57
21	PROVISION FOR TAX, CIVIL AND LABOR RISKS	58
22	EQUITY	59
23	EARNINGS (LOSS) PER SHARE	61
24	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	61
25	SEGMENT INFORMATION	75
26	NET SALES	77
27	OTHER OPERATING INCOME (EXPENSES), NET	77
28	FINANCIAL INCOME (EXPENSES), NET	78

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	2

29	STATEMENT OF INCOME BY NATURE	79
30	RELATED PARTIES	79
31	COMMITMENTS	82
32	TRANSACTIONS THAT DO NOT INVOLVE CASH	82
33	EVENTS AFTER THE REPORTING PERIOD	83
34	APPROVAL OF THE INTERIM FINANCIAL INFORMATION	84

COMENTARY ABOUT THE BEHAVIOR OF THE COMPANY’S PROJECTIONS	85
BREAKDOWN OF THE CAPITAL BY OWNER (NOT REVIEWED)	85
INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION	86
OPINION OF THE AUDIT AND INTEGRITY COMMITTEE	87
STATEMENT OF EXECUTIVE BOARD ON THE INTERIM FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT	88

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	3

STATEMENT OF FINANCIAL POSITION

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	06.30.21	12.31.20	06.30.21	12.31.20	LIABILITIES	Note	06.30.21	12.31.20	06.30.21	12.31.20
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	2,651,573	3,876,139	6,941,842	7,576,625	Loans and borrowings	15	2,182,461	811,919	2,530,352	1,059,984
Marketable securities	5	315,036	312,515	316,410	314,158	Trade accounts payable	16	8,826,451	8,156,231	9,751,391	8,996,206
Trade and other receivables	6	6,470,799	5,254,064	2,996,513	4,136,421	Supply chain finance	17	1,450,608	1,452,637	1,450,608	1,452,637
Inventories	7	6,316,497	5,161,261	7,954,637	6,802,759	Lease liability	18	374,773	302,946	480,526	383,162
Biological assets	8	2,478,574	2,044,288	2,559,876	2,129,010	Payroll, related charges and employee profit sharing		826,692	860,836	863,738	940,816
Recoverable taxes	9	774,361	812,338	832,782	899,120	Taxes payable		515,950	268,347	638,241	395,630
Recoverable income taxes	9	39,926	28,888	77,240	43,840	Derivative financial instruments	24	129,613	378,543	130,197	384,969
Derivative financial instruments	24	272,881	361,315	276,137	377,756	Provision for tax, civil and labor risks	21	884,305	860,889	887,520	865,338
Restricted cash		24,245	1	24,245	1	Employee benefits	20	114,938	114,938	124,508	125,230
Assets held for sale		4,956	15,637	20,694	186,025	Advances from related parties	30	9,981,649	8,960,394	-	-
Other current assets		389,109	348,722	597,398	446,269	Liabilities directly associated with assets held for sale		-	-	-	21,718
						Other current liabilities		237,046	335,137	563,383	814,638
Total current assets		19,737,957	18,215,168	22,597,774	22,911,984	Total current liabilities		25,524,486	22,502,817	17,420,464	15,440,328

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	17,253,656	18,498,335	20,024,831	21,344,442
Marketable securities	5	14,911	15,044	333,034	344,577	Trade accounts payable	16	13,198	13,781	13,198	13,781
Trade and other receivables	6	42,765	49,569	43,069	49,864	Lease liability	18	1,822,879	1,965,748	2,028,605	2,153,519
Recoverable taxes	9	4,877,222	4,868,219	4,877,232	4,868,198	Taxes payable		135,350	141,252	135,350	141,252
Recoverable income taxes	9	54,293	54,123	69,164	54,859	Provision for tax, civil and labor risks	21	634,225	837,106	634,449	837,382
Deferred income taxes	10	2,326,180	2,068,769	2,361,035	2,109,064	Deferred income taxes	10	-	-	30,219	26,527
Judicial deposits	11	543,839	553,276	543,893	553,341	Liabilities with related parties	30	43,194	41,892	-	-
Biological assets	8	1,249,007	1,154,726	1,314,660	1,221,749	Employee benefits	20	541,824	521,855	669,657	651,325
Receivables from related parties	30	309	315	-	-	Derivative financial instruments	24	7,655	727	7,655	727
Derivative financial instruments	24	9,894	234	9,894	234	Other non-current liabilities		251,846	249,691	242,421	242,089
Restricted cash		1	24,357	1	24,357
Other non-current assets		64,067	77,829	69,781	82,123
Total long-term receivables		9,182,488	8,866,461	9,621,763	9,308,366	Total non-current liabilities		20,703,827	22,270,387	23,786,385	25,411,044

						EQUITY	22
						Capital		12,460,471	12,460,471	12,460,471	12,460,471
						Capital reserves		141,834	141,834	141,834	141,834
						Other equity transactions		(87,028)	246	(87,028)	246
Investments	12	11,159,568	11,922,325	9,401	8,874	Accumulated losses		(2,780,682)	(2,594,028)	(2,780,682)	(2,594,028)
Property, plant and equipment, net	13	11,276,956	11,168,558	12,336,681	12,215,580	Treasury shares		(106,196)	(123,938)	(106,196)	(123,938)
Intangible assets	14	3,208,378	3,186,476	5,052,273	5,220,102	Other comprehensive loss		(1,291,365)	(1,298,801)	(1,291,365)	(1,298,801)
						Attributable to controlling shareholders		8,337,034	8,585,784	8,337,034	8,585,784
						Non-controlling interests		-	-	74,009	227,750
Total non-current assets		34,827,390	35,143,820	27,020,118	26,752,922	Total equity		8,337,034	8,585,784	8,411,043	8,813,534

TOTAL ASSETS		54,565,347	53,358,988	49,617,892	49,664,906	TOTAL LIABILITIES AND EQUITY		54,565,347	53,358,988	49,617,892	49,664,906

The accompanying notes are an integral part of the financial statements.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	4

STATEMENT OF INCOME (LOSS)

		Parent company				Consolidated
			2021		2020		2021		2020
	Note	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
CONTINUING OPERATIONS
NET SALES	26	10,231,317	19,522,706	7,063,409	14,512,454	11,636,901	22,228,878	9,103,926	18,052,991
Cost of sales	29	(8,465,859)	(15,670,856)	(6,182,886)	(12,011,795)	(9,410,919)	(17,807,936)	(7,125,034)	(13,821,122)
GROSS PROFIT		1,765,458	3,851,850	880,523	2,500,659	2,225,982	4,420,942	1,978,892	4,231,869
OPERATING INCOME (EXPENSES)
Selling expenses	29	(1,244,998)	(2,348,974)	(1,057,781)	(2,090,348)	(1,544,112)	(2,977,138)	(1,360,889)	(2,645,223)
General and administrative expenses	29	(127,173)	(225,853)	(122,609)	(209,890)	(192,275)	(352,259)	(190,465)	(333,025)
Impairment loss on trade receivables	6	(3,160)	(5,716)	22,024	(9,078)	(5,072)	(8,492)	21,096	(11,755)
Other operating income (expenses), net	27	66,379	101,389	147,221	(84,110)	95,799	125,180	138,553	(100,000)
Income (loss) from associates and joint ventures	12	(1,671,573)	(694,847)	2,086,260	6,073,512	-	-	-	-
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		(1,215,067)	677,849	1,955,638	6,180,745	580,322	1,208,233	587,187	1,141,866
Financial income		66,570	175,441	66,332	173,109	83,824	206,477	81,833	194,711
Financial expenses		(766,120)	(1,477,049)	(577,883)	(1,192,623)	(797,274)	(1,423,689)	(166,563)	(735,913)
Foreign exchange and monetary variations		1,722,830	418,139	(1,037,987)	(4,851,516)	(45,928)	(144,806)	(105,573)	(255,570)
FINANCIAL INCOME (EXPENSES), NET	28	1,023,280	(883,469)	(1,549,538)	(5,871,030)	(759,378)	(1,362,018)	(190,303)	(796,772)
INCOME (LOSS) BEFORE TAXES		(191,787)	(205,620)	406,100	309,715	(179,056)	(153,785)	396,884	345,094
Income taxes	10	(11,069)	27,206	(102,230)	(51,766)	(19,503)	(22,313)	(89,755)	(76,197)
INCOME (LOSS) FROM CONTINUING OPERATIONS		(202,856)	(178,414)	303,870	257,949	(198,559)	(176,098)	307,129	268,897

LOSS FROM DISCONTINUED OPERATIONS		(41,286)	(41,286)	-	-	(41,286)	(41,286)	-	-
INCOME (LOSS) FOR THE PERIOD		(244,142)	(219,700)	303,870	257,949	(239,845)	(217,384)	307,129	268,897

Net Income (loss) from Continuing Operation Attributable to
Controlling shareholders		(202,856)	(178,414)	303,870	257,949	(202,856)	(178,414)	303,870	257,949
Non-controlling interest		-	-	-	-	4,297	2,316	3,259	10,948
		(202,856)	(178,414)	303,870	257,949	(198,559)	(176,098)	307,129	268,897

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		(41,286)	(41,286)	-	-	(41,286)	(41,286)	-	-
Non-controlling interest		-	-	-	-	-	-	-	-
		(41,286)	(41,286)	-	-	(41,286)	(41,286)	-	-

INCOME (LOSS) PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic						807,934,252	807,820,708	809,612,517	810,672,698
Income (loss) per share - basic	23					(0.25)	(0.22)	0.38	0.32
Weighted average shares outstanding - diluted						807,934,252	807,820,708	809,875,209	810,935,390
Income (loss) per share - diluted	23					(0.25)	(0.22)	0.38	0.32

LOSSES PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic						807,934,252	807,820,708	-	-
Losses per share - basic	23					(0.05)	(0.05)	-	-
Weighted average shares outstanding - diluted						807,934,252	807,820,708	-	-
Losses per share - diluted	23					(0.05)	(0.05)	-	-

The accompanying notes are an integral part of the financial statements.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	5

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

		Parent company				Consolidated
			2021		2020		2021		2020
	Note	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Income (loss) for the period		(244,142)	(219,700)	303,870	257,949	(239,845)	(217,384)	307,129	268,897
Other comprehensive income (loss)
Loss on foreign currency translation of foreign operations		(48,326)	(96,637)	(46,972)	(148,522)	(59,221)	(139,581)	(63,994)	(105,697)
Gain (loss) on net investment hedge		170,638	45,877	(69,236)	(342,111)	170,638	45,877	(69,236)	(342,111)
Gain (loss) on cash flow hedge	24	152,584	57,113	268,028	(741,483)	152,584	57,113	268,028	(741,483)
Gain (loss) on debt investments measured at FVTOCI (1)	5	-	-	2,703	(170)	-	-	2,703	(170)
Net other comprehensive income (loss), to be reclassified to the statement of income in subsequent periods		274,896	6,353	154,523	(1,232,286)	264,001	(36,591)	137,501	(1,189,461)
Gain on equity investments measured at FVTOCI (1)	5	-	26,030	4,636	5,003	-	26,030	4,636	5,003
Actuarial gains on pension and post-employment plans	20	4,199	8,099	6,647	13,035	4,181	8,035	6,623	12,964
Net other comprehensive income, with no impact into subsequent statement of income		4,199	34,129	11,283	18,038	4,181	34,065	11,259	17,967
Comprehensive income (loss), net of taxes		34,953	(179,218)	469,676	(956,299)	28,337	(219,910)	455,889	(902,597)
Attributable to
Controlling shareholders		34,953	(179,218)	469,676	(956,299)	34,953	(179,218)	469,676	(956,299)
Non-controlling interest		-	-	-	-	(6,616)	(40,692)	(13,787)	53,702
		34,953	(179,218)	469,676	(956,299)	28,337	(219,910)	455,889	(902,597)
(1)	FVTOCI: Fair Value Through Other Comprehensive Income.

Items above are stated net of income taxes and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the financial statements.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	6

STATEMENT OF CHANGES IN EQUITY

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions (4)	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Retained losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2019	12,460,471	141,834	51,011	(38,239)	(193,379)	4,454	(356,721)	(176,823)	(3,996,985)	7,895,623	252,726	8,148,349
Comprehensive income (loss) (1)
Gains (losses) on foreign currency translation of foreign operations	-	-	-	-	(207,734)	-	-	-	-	(207,734)	28,308	(179,426)
Loss on net investment hedge	-	-	-	-	(277,856)	-	-	-	-	(277,856)	-	(277,856)
Unrealized gains on marketable securities at FVTOCI (2)	-	-	-	-	-	2,562	-	-	-	2,562	-	2,562
Unrealized losses in cash flow hedge	-	-	-	-	-	-	(81,500)	-	-	(81,500)	-	(81,500)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	7,589	-	7,589	(468)	7,121
Income for the year	-	-	-	-	-	-	-	-	1,383,564	1,383,564	6,505	1,390,069
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(485,590)	2,562	(81,500)	7,589	1,383,564	826,625	34,345	860,970
Employee benefits remeasurement - defined benefit	-	-		-	-	-	-	(19,393)	19,393	-	-	-
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	(4,458)	(4,458)
Share-based payments	-	-	180	20,371	-	-	-	-	-	20,551	-	20,551
Acquisition of non-controlling interests	-	-	(50,945)	-	-	-	-	-	-	(50,945)	(54,863)	(105,808)
Acquisition of treasury shares	-	-	-	(106,070)	-	-	-	-	-	(106,070)	-	(106,070)
BALANCES AT DECEMBER 31, 2020	12,460,471	141,834	246	(123,938)	(678,969)	7,016	(438,221)	(188,627)	(2,594,028)	8,585,784	227,750	8,813,534
Comprehensive income (loss) (1)
Losses on foreign currency translation of foreign operations	-	-	-	-	(96,637)	-	-	-	-	(96,637)	(42,944)	(139,581)
Gain on net investment hedge	-	-	-	-	45,877	-	-	-	-	45,877	-	45,877
Unrealized gains on marketable securities at FVTOCI (2)	-	-	-	-	-	26,030	-	-	-	26,030	-	26,030
Unrealized gains in cash flow hedge	-	-	-	-	-	-	57,113	-	-	57,113	-	57,113
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	8,099	-	8,099	(64)	8,035
Income (loss) for the period	-	-	-	-	-	-	-	-	(219,700)	(219,700)	2,316	(217,384)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(50,760)	26,030	57,113	8,099	(219,700)	(179,218)	(40,692)	(219,910)
Realized gain in marketable securities at FVTOCI (2)	-	-		-	-	(33,046)	-	-	33,046	-	-	-
Share-based payments	-	-	(7,601)	17,742	-	-	-	-	-	10,141	-	10,141
Acquisition of non-controlling interests (3)	-	-	(79,673)	-	-	-	-	-	-	(79,673)	(113,049)	(192,722)
BALANCES AT JUNE 30, 2021	12,460,471	141,834	(87,028)	(106,196)	(729,729)	-	(381,108)	(180,528)	(2,780,682)	8,337,034	74,009	8,411,043

(1)	All changes in other comprehensive income are presented net of taxes.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.
(3)	Acquisition of remaining participation in the subsidiary AFC (note 1.1).
(4)	Comparative period was restated as described in note 22.2.

The accompanying notes are an integral part of the financial statements.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	7

STATEMENT OF CASH FLOWS

	Parent company		Consolidated
	2021	2020	2021	2020
		Restated (4)		Restated (4)
	Jan - Jun	Jan - Jun	Jan - Jun	Jan - Jun
OPERATING ACTIVITIES
Income (loss) from continuing operations	(178,414)	257,949	(176,098)	268,897
Adjustments for:
Depreciation and amortization	692,540	610,390	889,894	741,053
Depreciation and depletion of biological assets	441,867	377,490	485,564	420,747
Result on disposal of property, plant and equipments and investment	(7,304)	2,380	(36,015)	7,409
Write-down of inventories to net realizable value	26,920	40,021	32,974	63,180
Provision for tax, civil and labor risks	(11,388)	181,851	(11,876)	182,108
Income from investments under the equity method	694,847	(6,073,512)	-	-
Financial results, net	883,469	5,871,030	1,362,018	796,772
Tax recoveries and gains in tax lawsuits	(54,392)	(224,820)	(54,392)	(224,820)
Deferred income tax	(283,296)	51,766	(293,328)	37,865
Employee profit sharing	14,526	121,399	29,055	117,992
Other provisions	4,007	251,911	6,780	259,024
	2,223,382	1,467,855	2,234,576	2,670,227
Trade accounts receivable	(1,187,604)	(395,989)	1,068,291	643,436
Inventories	(1,182,156)	(701,669)	(1,301,476)	(1,223,384)
Biological assets - current	(434,286)	(258,755)	(448,702)	(268,631)
Trade accounts payable	230,502	286,358	300,223	522,587
Supply chain finance	(3,074)	140,750	(3,074)	140,750
Cash generated (applied) by operating activities	(353,236)	538,550	1,849,838	2,484,985
Investments in securities at FVTPL (1)	(23,894)	2,800	(23,894)	-
Redemptions of securities at FVTPL (1)	28,098	99,264	28,339	102,172
Interest received	37,068	50,925	38,254	57,176
Dividends and interest on shareholders' equity received	-	196	-	-
Payment of tax, civil and labor provisions	(198,301)	(129,746)	(198,301)	(129,748)
Derivative financial instruments	(525,012)	1,137,007	(511,333)	1,141,152
Payment of income taxes	-	-	-	(146)
Other operating assets and liabilities (2)	1,374,315	947,290	27,958	450,922
Net cash provided by operating activities	339,038	2,646,286	1,210,861	4,106,513

INVESTING ACTIVITIES
Redemptions of securities at amortized cost	-	-	166,112	-
Redemptions of securities at FVTOCI (3)	-	-	86,059	-
Redemption of restricted cash	400	285,622	400	285,622
Additions to property, plant and equipment	(544,406)	(274,851)	(602,926)	(285,323)
Additions to biological assets - non-current	(533,242)	(423,203)	(588,040)	(470,300)
Proceeds from disposals of property, plant, equipments and investment	8,500	65,717	8,500	65,717
Additions to intangible assets	(105,909)	(64,428)	(101,106)	(59,067)
Business combination, net of cash	-	-	(131,212)	-
Sale of participation in subsidiaries with loss of control	-	-	132,951	38,546
Acquisition of participation in joint ventures and subsidiaries	(528)	(547)	(528)	(547)
Capital increase in associates	(58,998)	(5,000)	-	-
Net cash used in investing activities	(1,234,183)	(416,690)	(1,029,790)	(425,352)
Net cash provided by investing activities from discontinued operations	-	-	(17,550)	-
Net cash used in investing activities	(1,234,183)	(416,690)	(1,047,340)	(425,352)

FINANCING ACTIVITIES
Proceeds from debt issuance	1,011,355	2,855,552	1,264,223	3,357,785
Repayment of debt	(511,602)	(1,381,422)	(539,359)	(1,639,768)
Payment of interest	(553,110)	(474,804)	(646,355)	(553,441)
Treasury shares acquisition	-	(106,070)	-	(106,070)
Acquisition of non-controlling interests	-	-	(238,421)	(100,390)
Payment of lease liabilities	(281,251)	(221,046)	(373,512)	(268,264)
Net cash provided by (used in) financing activities	(334,608)	672,210	(533,424)	689,852
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	5,187	198,521	(264,880)	1,062,477
Net increase (decrease) in cash and cash equivalents	(1,224,566)	3,100,327	(634,783)	5,433,490
Balance at the beginning of the period	3,876,139	1,368,980	7,576,625	4,237,785
Balance at the end of the period	2,651,573	4,469,307	6,941,842	9,671,275

(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$(738,485) in the six-month period ended on June 30, 2021 (R$3,767,176 in the same period of the previous year).
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.
(4)	Restated according to reclassifications described in note 3.

The accompanying notes are an integral part of the financial statements.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	8

STATEMENT OF VALUE ADDED

	Parent company		Consolidated
	2021	2020	2021	2020
	Jan - Jun	Jan - Jun	Jan - Jun	Jan - Jun
1 - REVENUES	22,291,765	16,618,793	25,074,739	20,130,286
Sales of goods and products	21,645,303	16,317,046	24,355,190	19,859,521
Other income	118,276	38,180	156,595	18,082
Revenue related to construction of own assets	533,902	272,645	571,446	264,438
Expected credit losses	(5,716)	(9,078)	(8,492)	(11,755)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(14,819,852)	(10,954,133)	(17,247,444)	(12,966,408)
Costs of goods sold	(12,610,883)	(9,226,376)	(14,607,519)	(10,887,673)
Materials, energy, third parties services and other	(2,223,811)	(1,737,674)	(2,659,600)	(2,077,276)
Reversal for inventories losses	14,842	9,917	19,675	(1,459)
3 - GROSS ADDED VALUE (1-2)	7,471,913	5,664,660	7,827,295	7,163,878
4 - DEPRECIATION AND AMORTIZATION	(1,134,407)	(987,880)	(1,375,458)	(1,161,800)
5 - NET ADDED VALUE (3-4)	6,337,506	4,676,780	6,451,837	6,002,078

6 - RECEIVED FROM THIRD PARTIES	(521,766)	6,245,730	204,117	194,653
Income from associates and joint ventures	(694,847)	6,073,512	-	-
Financial income	175,441	173,109	206,477	194,711
Others	(2,360)	(891)	(2,360)	(58)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	5,815,740	10,922,510	6,655,954	6,196,731

8 - DISTRIBUTION OF ADDED VALUE	5,815,740	10,922,510	6,655,954	6,196,731
Payroll	2,524,199	2,504,040	2,822,070	2,743,528
Salaries	1,799,065	1,829,075	2,032,779	2,021,894
Benefits	595,083	544,184	649,805	582,713
Government severance indemnity fund for employees	130,051	130,781	139,486	138,921
Taxes, Fees and Contributions	2,322,184	2,045,361	2,389,656	2,085,446
Federal	920,221	850,068	984,795	886,296
State	1,380,576	1,174,975	1,380,472	1,174,972
Municipal	21,387	20,318	24,389	24,178
Capital Remuneration from Third Parties	1,147,771	6,115,160	1,620,326	1,098,860
Interests, including exchange variation	1,082,252	6,052,527	1,591,837	999,871
Rents	65,519	62,633	28,489	98,989
Interest on Own-Capital	(178,414)	257,949	(176,098)	268,897
Income (loss) for the period from continuing operations	(178,414)	257,949	(178,414)	257,949
Non-controlling interest	-	-	2,316	10,948

The accompanying notes are an integral part of the financial statements.

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1.	COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix and Banvit, present mainly in Brazil, Turkey and Middle Eastern countries.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	29

1.1.	Equity interest
				% equity interest
Entity		Main activity	Country (1)	06.30.21	12.31.20
BRF GmbH		Holding	Austria	100.00	100.00
BRF Foods LLC	(g)	Import, industrialization and commercialization of products	Russia	99.99	99.90
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Foods LLC	(h)	Import, industrialization and commercialization of products	Russia	0.01	0.10
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.		Holding	Argentina	4.36	4.36
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.		Holding	Argentina	95.64	95.64
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
Perdigão International Ltd.	(d)	Import and export of products	Cayman Island	-	100.00
ProudFood Lda.		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
BRF Austria GmbH		Holding	Austria	100.00	100.00
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE	49.00	49.00
Badi Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC	(b)	Import and commercialization of products	Saudi Arabia	100.00	-
BRF Al Yasra Food K.S.C.C. ("BRF AFC")	(c)	Import, commercialization and distribution of products	Kuwait	100.00	75.00
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")		Import, commercialization and distribution of products	Oman	70.00	70.00
FFQ GmbH	(e)	Industrialization, import and commercialization of products	Austria	-	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00
Banvit Foods SRL	(f)	Industrialization of grains and animal feed	Romania	-	0.01
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE		Marketing and logistics services	UAE	100.00	100.00
Banvit Foods SRL	(f)	Industrialization of grains and animal feed	Romania	-	99.99
One Foods Malaysia SDN. BHD.		Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC		Import, commercialization and distribution of products	UAE	49.00	49.00
Federal Foods Qatar		Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(a)	Import, commercialization and distribution of products	Hong Kong	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	0.01	0.01
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	99.99	99.99
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
PP-BIO Administração de bem próprio S.A.	(i)	Management of assets	Brazil	33.33	33.33
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
ProudFood Lda.		Import and commercialization of products	Angola	10.00	10.00
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	99.99	99.99
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10
Sadia Chile S.A.		Import, export and commercialization of products	Chile	60.00	60.00
Sadia International Ltd.	(a)	Import and commercialization of products	Cayman Island	100.00	100.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	0.01	0.01
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	0.01	0.01

(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	On January 18, 2021, 100% of the capital stock of Joody Al Sharqiya Food Production Factory LLC was acquired (note 1.2).
(c)	On March 9, 2021, the minority stake on BRF AFC was acquired, as described below.
(d)	On March 24, 2021, the subsidiary Perdigão International Ltd. was dissolved.
(e)	On March 30, 2021, the subsidiary FFQ GMBH was dissolved.
(f)	On May 4, 2021 the sale of shares held in Banvit Foods SRL was concluded, as described below.
(g)	On May 31, 2021, BRF GMBH became owner of 99.99% of BRF Food LLC.
(h)	On May 31, 2021, BRF Global GMBH became owner of 0.01% of BRF Food LLC.
(i)	On July 30, 2021, BRF S.A. sold all the shares held in PP-BIO Administração de bem próprio S.A.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	30

On March 9, 2021 the Company, through its wholly-owned subsidiary One Foods Holdings Ltd.(“One Foods”) acquired from Al Yasra Food Company W.L.L the minority stake of 25% of BRF Al Yasra Food K.S.C.C. (“BRF AFC”), entity located in Kuwait, responsible for the distribution of BRF products in the country. The transaction was concluded for the amount equivalent to R$238,421 (USD40,828) and from this date, BRF AFC became a wholly-owned subsidiary of One Foods. The amount paid is presented in the financing activities on the statement of cash flows and the difference between the amount paid and the book value of the participation acquired was recorded in Equity as Other Reserves, in the amount of R$79,673.

On May 4, 2021, Nutrinvestment BV and Banvit Bandirma Vitaminli, indirectly controlled subsidiaries of the Company, concluded the sale to Aaylex System Group S.A. of 100% of the shares held in Banvit Foods SRL, engaged in the activities of manufacture of animal feed and egg hatchery in Romania. The sale amount, received on that date, was equivalent to R$132,425 (EUR 20,300). In June, the parties established a price adjustment due to net debt and working capital, in the amount equivalent to R$13,059 (EUR2,157). In the six-month period ended on June 30, 2021, the Company recognized a gain with the sale of R$23,590, mainly due to the write-off of the currency translation adjustment and to the price adjustment, recorded under Other Operating Income.

Except for the associates PP-BIO and PR-SAD in which the Company records the investments by the equity method, all other entities shown in the table above were consolidated.

1.2.	Business combinations

On January 18, 2021, through its wholly-owned subsidiary Badi Limited ("Badi"), the Company concluded the acquisition of 100% of the capital stock of Joody Al Sharqiya Food Production Factory ("Joody Al"), a food processing company in Saudi Arabia. The initial transaction amount was equivalent to R$41,620 (SAR29,793) paid in cash, and from this date, Joody Al has become a wholly-owned subsidiary of Badi. The consideration paid may be adjusted according to certain conditions established in the purchase agreement.

The goodwill of R$12,376 arising from the business combination consists mainly of the synergies expected with the combination of the operations of BRF and Joody Al, strengthening the Company’s presence in the Saudi Arabian market. The goodwill has been allocated to the International segment.

The fair value of the acquired assets and assumed liabilities in the business combination is presented below:

Fair value on the acquisition date
Assets
Cash and cash equivalents	408
Inventories	832
Advances	232
Property, plant and equipment, net	30,128
31,600
Liabilities
Trade accounts payable	1,420
Taxes payable	550
Employee benefits	286
Other current liabilities	100
2,356

Net assets acquired	29,244

Fair value of consideration paid	41,620

Goodwill	12,376

On June 18, 2021, through its wholly-owned subsidiary BRF Pet S.A., the Company executed a sale and purchase agreement for the acquisition of 100% of the capital stock of the companies that compose the Hercosul Group and paid an advance in the amount of R$90,000, which will be part of the consideration paid. On August 2, 2021, the transaction was concluded.

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On June 25, 2021, also through its wholly-owned subsidiary BRF Pet S.A., the Company executed a sale and purchase agreement for the acquisition of 100% of the capital stock of Mogiana Alimentos S.A. The transaction is subject to the satisfaction of conditions precedent.

The price to be paid for these acquisitions is of R$1,350,000 and is still subject to adjustments usual to transactions of this nature.

The acquisitions above will be reflected in the financial statements in the period when the transactions are concluded, according to applicable accounting requirements.

1.3.	Discontinued Operations

During the second quarter of 2021, the Company completed the price adjustment process related to sale of Campo Austral S.A. and determined a preliminary price adjustment related to the sale of Avex S.A., which is subject to modifications until the final agreement is signed between the parties.

The referred price adjustment totaled R$49,358 (R$41,286 net of taxes) and are presented in Net Loss of Discontinued Operations, consistently with the practice adopted in the sale of the operations in 2019.

1.4.	Investigations involving BRF
1.4.1.	Carne Fraca and Trapaça operations

The Company has been subject to two investigations conducted by Brazilian governmental entities, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as detailed in the financial statements for the year ended on December 31, 2020 (note 1.2). The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees.

The main impacts observed as result of the referred investigations were recorded in Other Operating Expenses in the amount of R$8,142 for the six-month period ended on June 30, 2021 (R$24,072 in the same period of the previous year) and for three-month period ended on June 30, 2021 R$2,905 (R$11,771 in the same period of the previous year) mostly related to expenditures with lawyers, legal advisors and consultants.

In addition to the impacts already recorded, there are uncertainties about the outcome of these investigations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses. The outcomes may result in payments of substantial amounts, which may cause a material adverse effect on the Company’s financial position, results and cash flows in the future.

Regarding the investigations conducted by regulators offices and governmental entities in the United States of America about these operations, on February 25, 2021, the Division of Enforcement of the U.S. Securities and Exchange Commission (“SEC”) issued a letter to the Company stating that it has concluded its investigation and, based on information to date, does not intend to recommend an enforcement action by the SEC against the Company. On May 5, 2021, the U.S. Department of Justice (“DOJ”) issued a letter stating that it has closed its investigation against BRF, based on information to date. No sanctions or penalties were imposed against the Company.

1.4.2.	Governance enhancement

The Company has been taking actions to strengthen the compliance with its policies, procedures and internal controls.

The Company believes that its efforts strengthens and consolidates its governance to ensure the highest levels of safety standards, integrity and quality.

Among the actions implemented, are: (i) strengthening in the risk management, specially compliance, (ii) continuous improvement of the Compliance, Internal Audit and Internal Controls departments, (iii) review and issuance of new policies and procedures specifically related to applicable anticorruption laws, (iv) review and enhancement of the procedures for reputational verification of business partners, (v) review and enhancement of the processes of internal investigation, (vi) expansion of the independent reporting channel, (vii) review of transactional controls, and (viii) review and issuance of new consequence policy for misconduct.

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1.5.	Coronavirus (COVID-19)

On January 31, 2020 the World Health Organization announced that the COVID-19 is a global health emergency and on March 11, 2020 declared it a global pandemic. The outbreak has triggered significant decisions from governments and private sector entities, which in addition to the potential impact, increased the uncertainty level for the economic agents and may cause effects in the amounts recognized in the interim financial information.

BRF continues to operate its industrial complexes, distribution centers, logistics, supply chain and administrative offices, even if temporarily and partially under remote work regime in some of the corporate offices. Therefore, until the date of approval of this interim financial information, there has been no relevant change in its production plan, operation and/or commercialization. Additionally, management has developed and implemented contingency plans to maintain the operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, formed by executives, specialists in the public health area and consultants.

Due to the pandemic, the Company has incurred in direct expenditures, such as transportation, personnel, prevention, control and donations, which are presented in the statement of income (loss) within the following line items:

				Consolidated
		2021		2020
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Cost of sales	(57,431)	(121,656)	(173,674)	(174,288)
Selling expenses	(19,166)	(24,090)	(18,575)	(46,317)
General and administrative expenses	(5,876)	(16,947)	(25,893)	(26,066)
	(82,473)	(162,693)	(218,142)	(246,671)

The management considered in its projections of results and cash flows, to the best of its knowledge, the effects and uncertainties regarding the pandemic. Due to the high volatility and uncertainty around the length and the impact of the pandemic, the Company will continue to monitor the situation and evaluate the impacts on assumptions and estimates used in preparing our financial reporting.

1.6.	Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2021 occurred between April 13, 2021 and May 12, 2021.

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2.	BASIS OF PREPARATION AND PRESENTATION OF INTERIM FINANCIAL INFORMATION

The parent company’s and consolidated interim financial information was prepared in accordance with the CPC 21 (R1) – Interim Financial Statements and the IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board - IASB as well as with the standards issued by the Brazilian Securities and Exchange Commission. All the relevant information applicable to the interim financial information, and only them, are being evidenced and correspond to those used by administration in its management.

The parent company’s and consolidated interim financial information is expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

The preparation of the parent company’s and consolidated interim financial information require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The parent company’s and consolidated interim financial information was prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i)       derivative financial instruments and non-derivative financial instruments measured at fair value;

(ii)       share-based payments and employee benefits measured at fair value;

(iii)       biological assets measured at fair value; and

(iv)       assets held for sale in instances where the fair value is lower than historical cost.

The Company prepared parent company’s and consolidated interim financial information under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial information, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not repeat the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The interim financial information was prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2020 (note 3), except for: (i) the income taxes, which were measured according to CPC 21 / IAS 34 by applying the estimated annual effective tax rate to the pre-tax profit or loss for the interim period; and (ii) classification of payment of interest in the statements of cash flows, as described below.

In the six-month period ended June 30, 2021, the Company changed the classification of payment of interest in the statement of cash flows, reclassifying this item from Operating Activities to Financing Activities. This change was made for better presentation of the Company’s cash flows and convergence with the reports used by the administration in its management.

To ensure comparability between the periods presented, the Company performed the following reclassifications for the six-month period ended on June 30, 2020:

						Jan - Jun 2020
			Parent company			Consolidated
	Previously presented	Reclassification	Restated	Previously presented	Reclassification	Restated
Net cash provided by operating activities	2,171,482	474,804	2,646,286	3,553,072	553,441	4,106,513
Net cash used in investing activities	(416,690)	-	(416,690)	(425,352)	-	(425,352)
Net cash provided by (used in) financing activities	1,147,014	(474,804)	672,210	1,243,293	(553,441)	689,852
Effect of exchange rate variation on cash and cash equivalents	198,521	-	198,521	1,062,477	-	1,062,477
Net increase in cash and cash equivalents	3,100,327	-	3,100,327	5,433,490	-	5,433,490

There were no changes on such policies and estimates calculation methodologies. As allowed by CPC 21 / IAS 34, Management decided not to disclose again the details of the accounting policies adopted by the Company. Hence, the interim financial information should be read along with the annual financial statements for the year ended December 31, 2020, in order to allow the users to further understand the Company’s financial conditions and liquidity, as well as its capacity to generate profits and cash flows.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	34

4.	CASH AND CASH EQUIVALENTS
	Average rate (1)	Parent company		Consolidated
		06.30.21	12.31.20	06.30.21	12.31.20
Cash and bank accounts
U.S. Dollar	-	500	520	1,727,636	1,185,208
Brazilian Reais	-	82,180	111,615	86,105	112,181
Euro	-	2,944	6,144	72,737	54,687
Other currencies	-	110	28	1,129,025	1,086,996
		85,734	118,307	3,015,503	2,439,072
Cash equivalents
In Brazilian Reais
Investment funds	0.67%	3,759	4,684	3,759	4,684
Bank deposit certificates	3.95%	2,442,530	3,650,812	2,452,201	3,662,448
		2,446,289	3,655,496	2,455,960	3,667,132
In U.S. Dollar
Term deposit	-	-	-	-	198,878
Overnight	0.13%	119,550	102,336	1,420,426	1,220,232
Other currencies
Term deposit	1.00%	-	-	49,953	51,311
		119,550	102,336	1,470,379	1,470,421
		2,651,573	3,876,139	6,941,842	7,576,625

(1)	Weighted average annual rate.

5.	MARKETABLE SECURITIES

			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		06.30.21	12.31.20	06.30.21	12.31.20
Fair value through other comprehensive income
Stocks	-	HKD	-	-	-	-	42,029
Fair value through profit and loss
Financial treasury bills	3.29	R$	1.90%	315,036	312,515	315,036	312,515
Investment funds - FIDC BRF	2.46	R$	-	14,911	15,044	14,911	15,044
Investment funds	0.50	ARS	-	-	-	1,374	1,643
				329,947	327,559	331,321	329,202
Amortized cost
Sovereign bonds and others (3)	1.83	AOA	3.82%	-	-	318,123	287,504
				329,947	327,559	649,444	658,735
Current				315,036	312,515	316,410	314,158
Non-current (4)				14,911	15,044	333,034	344,577

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$14,666 (R$9,894 on December 31, 2020).
(4)	Maturity until December of 2023.

On June 30, 2021, the amount of R$204,659 (R$366,671 on December 31, 2020) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for USD denominated future contracts traded on B3.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	35

6.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES
	Parent company		Consolidated
	06.30.21	12.31.20	06.30.21	12.31.20
Trade accounts receivable
Domestic customers	782,439	1,999,807	785,826	2,002,586
Domestic related parties	13,695	6,228	-	-
Foreign customers	480,019	537,584	2,782,923	2,716,551
Foreign related parties	5,714,836	3,239,348	-	-
	6,990,989	5,782,967	3,568,749	4,719,137
( - ) Adjustment to present value	(5,936)	(10,026)	(9,710)	(13,316)
( - ) Expected credit losses	(542,708)	(555,712)	(590,676)	(605,940)
	6,442,345	5,217,229	2,968,363	4,099,881
Current	6,435,531	5,210,498	2,961,245	4,092,855
Non-current	6,814	6,731	7,118	7,026

Other receivables
Other receivables	88,216	113,949	88,216	113,949
( - ) Adjustment to present value	(602)	(156)	(602)	(156)
( - ) Expected credit losses	(16,395)	(27,389)	(16,395)	(27,389)
	71,219	86,404	71,219	86,404
Current	35,268	43,566	35,268	43,566
Non-current (1)	35,951	42,838	35,951	42,838

(1)	Weighted average maturity of 2.07 years.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On June 30, 2021, FIDC BRF had an outstanding balance of R$761,098 (R$549,083 on December 31, 2020) related to such credit rights, which are no longer recorded in the Company’s statement of financial position.

On June 30, 2021, other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$64,846 (R$78,258 on December 31, 2020).

The movements of the expected credit losses are presented below:

Parent company		Consolidated
	06.30.21	06.30.21
Beginning balance	(555,712)	(605,940)
(Additions) Reversals	(5,716)	(8,492)
Write-offs	1,765	3,406
Exchange rate variation	16,955	20,350
Ending balance	(542,708)	(590,676)

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	36

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	06.30.21	12.31.20	06.30.21	12.31.20
Not overdue	6,433,441	5,206,584	2,774,988	4,010,140
Overdue
01 to 60 days	12,954	29,631	195,166	104,195
61 to 90 days	1,778	1,357	5,329	6,045
91 to 120 days	1,619	469	1,689	398
121 to 180 days	2,592	458	6,728	7,024
181 to 360 days	3,138	3,448	10,499	15,688
More than 360 days	535,467	541,020	574,350	575,647
( - ) Adjustment to present value	(5,936)	(10,026)	(9,710)	(13,316)
( - ) Expected credit losses	(542,708)	(555,712)	(590,676)	(605,940)
	6,442,345	5,217,229	2,968,363	4,099,881

7.	INVENTORIES

	Parent company		Consolidated
	06.30.21	12.31.20	06.30.21	12.31.20
Finished goods	3,254,827	2,162,977	4,707,457	3,610,585
Work in progress	228,392	191,110	229,769	192,335
Raw materials	1,751,812	1,920,891	1,852,725	2,046,681
Packaging materials	142,408	88,359	146,467	92,256
Secondary materials	641,529	522,125	651,111	531,801
Supplies	182,827	173,030	220,008	207,033
Imports in transit	67,951	107,829	67,951	107,829
Other	148,937	75,508	181,342	94,816
(-) Adjustment to present value	(102,186)	(80,568)	(102,193)	(80,577)
	6,316,497	5,161,261	7,954,637	6,802,759

The movements in the write-down of inventories to the net realizable value, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

	Parent company
				06.30.21
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(23,957)	(23,579)	(7,715)	(55,251)
Additions	(61,538)	(35,136)	(3,142)	(99,816)
Reversals	72,896	-	-	72,896
Write-offs	-	39,137	2,625	41,762
Ending balance	(12,599)	(19,578)	(8,232)	(40,409)

	Consolidated
				06.30.21
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(31,155)	(29,831)	(14,719)	(75,705)
Additions	(74,026)	(42,361)	(4,349)	(120,736)
Reversals	87,762	-	-	87,762
Write-offs	-	47,213	4,235	51,448
Business combination	-	(42)	-	(42)
Exchange rate variation	392	364	487	1,243
Ending balance	(17,027)	(24,657)	(14,346)	(56,030)

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	37

8.	BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Parent company
							06.30.21
	Current			Non-current
	Live animals			Live animals
	Poultry	Pork	Total	Poultry	Pork	Forests	Total
Beginning balance	783,706	1,260,582	2,044,288	405,030	425,252	324,444	1,154,726
Additions/Transfer	6,514,763	4,523,483	11,038,246	42,234	217,798	20,318	280,350
Changes in fair value (1)	1,197,546	275,166	1,472,712	57,914	(115,640)	-	(57,726)
Harvest	-	-	-	-	-	(26,569)	(26,569)
Write-off	-	-	-	-	-	(140)	(140)
Transfer between current and non-current	42,015	59,619	101,634	(42,015)	(59,619)	-	(101,634)
Transfer to inventories	(7,603,504)	(4,574,802)	(12,178,306)	-	-	-	-
Ending balance	934,526	1,544,048	2,478,574	463,163	467,791	318,053	1,249,007

	Consolidated
							06.30.21
	Current			Non-current
	Live animals			Live animals
	Poultry	Pork	Total	Poultry	Pork	Forests	Total
Beginning balance	868,428	1,260,582	2,129,010	472,053	425,252	324,444	1,221,749
Additions/Transfer	6,522,342	4,523,483	11,045,825	42,990	217,798	20,318	281,106
Changes in fair value (1)	1,204,383	275,166	1,479,549	68,259	(115,640)	-	(47,381)
Harvest	-	-	-	-	-	(26,569)	(26,569)
Write-off	-	-	-	-	-	(140)	(140)
Transfer between current and non-current	42,015	59,619	101,634	(42,015)	(59,619)	-	(101,634)
Transfer to inventories	(7,603,504)	(4,574,802)	(12,178,306)	-	-	-	-
Exchange variation	(17,836)	-	(17,836)	(12,471)	-	-	(12,471)
Ending balance	1,015,828	1,544,048	2,559,876	528,816	467,791	318,053	1,314,660

(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$441,867 in the parent company and R$485,564 in the consolidated.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	38

The estimated balances and quantities of live animals are set forth below:

	Parent company
	06.30.21		12.31.20
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	173,065	934,526	178,143	783,706
Immature pork	4,216	1,544,048	4,204	1,260,582
Total current	177,281	2,478,574	182,347	2,044,288

Production biological assets
Immature poultry	5,845	167,452	6,243	152,632
Mature poultry	10,624	295,711	10,207	252,398
Immature pork	199	100,935	203	93,466
Mature pork	453	366,856	457	331,786
Total non-current	17,121	930,954	17,110	830,282
	194,402	3,409,528	199,457	2,874,570

	Consolidated
	06.30.21		12.31.20
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	192,597	1,015,828	199,877	868,428
Immature pork	4,216	1,544,048	4,204	1,260,582
Total current	196,813	2,559,876	204,081	2,129,010

Production biological assets
Immature poultry	6,669	195,009	7,320	188,967
Mature poultry	12,061	333,807	11,395	283,086
Immature pork	199	100,935	203	93,466
Mature pork	453	366,856	457	331,786
Total non-current	19,382	996,607	19,375	897,305
	216,195	3,556,483	223,456	3,026,315

The Company has forests pledged as collateral for financing and tax/civil contingencies on June 30, 2021 in the amount of R$74,845 in the parent company and in the consolidated (R$68,381 in the parent company and in the consolidated at December 31, 2020).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	39

9.	RECOVERABLE TAXES

The rollforward of recoverable taxes are set forth below:

		Parent company
	Note	12.31.20	Additions	Compensations / Reversals	Transfers (1)	Interest	06.30.21
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,483,612	212,292	(36,667)	(89,314)	120	1,570,043
(-) Impairment		(154,721)	(16,397)	14,225	14,116	-	(142,777)
PIS and COFINS	9.2
Recoverable PIS and COFINS		3,167,001	263,179	(433,178)	-	16,129	3,013,131
(-) Impairment		(14,228)	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		808,524	2,978	(460)	-	48,624	859,666
(-) Impairment		(1,984)	-	-	-	-	(1,984)
INSS
Recoverable INSS		341,824	5,869	(56,356)	-	1,921	293,258
(-) Impairment		(102)	-	-	-	-	(102)
Other taxes
Other recoverable taxes		52,115	23,930	-	-	-	76,045
(-) Impairment		(1,484)	-	15	-	-	(1,469)
		5,680,557	491,851	(512,421)	(75,198)	66,794	5,651,583

Current		812,338					774,361
Non-current		4,868,219					4,877,222

	Note	12.31.20	Additions	Compensations / Reversals	Transfers (1)	Restatement	06.30.21
Income taxes	9.4
Recoverable income taxes		91,996	11,128	(8)	-	88	103,204
(-) Impairment		(8,985)	-	-	-	-	(8,985)
		83,011	11,128	(8)	-	88	94,219

Current		28,888					39,926
Non-current		54,123					54,293

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.
		Consolidated
	Note	12.31.20	Additions	Compensations / Reversals	Transfers (1)	Interest	Exchange variation	06.30.21
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,568,975	246,914	(94,724)	(89,314)	120	(5,049)	1,626,922
(-) Impairment		(154,721)	(16,397)	14,225	14,116	-	1	(142,776)
PIS and COFINS	9.2
Recoverable PIS and COFINS		3,168,099	263,439	(433,235)	-	16,128	1	3,014,432
(-) Impairment		(14,228)	-	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		808,528	2,978	(460)	-	48,623	-	859,669
(-) Impairment		(1,984)	-	-	-	-	-	(1,984)
INSS
Recoverable INSS		341,825	5,869	(56,356)	-	1,920	-	293,258
(-) Impairment		(102)	-	-	-	-	-	(102)
Other taxes
Other recoverable taxes		52,889	23,930	(1)	-	-	(49)	76,769
(-) Impairment		(1,963)	-	15	-	-	2	(1,946)
		5,767,318	526,733	(570,536)	(75,198)	66,791	(5,094)	5,710,014

Current		899,120						832,782
Non-current		4,868,198						4,877,232

	Note	12.31.20	Additions	Compensations / Reversals	Transfers (1)	Restatement	Exchange variation	06.30.21
Income taxes	9.4
Recoverable income taxes		107,728	56,726	(5,439)	-	86	(3,668)	155,433
(-) Impairment		(9,029)	-	-	-	-	-	(9,029)
		98,699	56,726	(5,439)	-	86	(3,668)	146,404

Current		43,840						77,240
Non-current		54,859						69,164

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	40

9.1.	PIS and COFINS –Social Integration Plan and Contribution for Social Security Financing

On December 7, 2020 the Company received an unappealable judicial decision to a process filled by Batávia S.A. (subsidiary incorporated by BRF S.A.) granting the Company the right to exclude ICMS from the PIS and COFINS calculation basis. Throughout the first semester of 2021, the Company, supported by its consultants, obtained the fiscal files for the period and reconciled them with the accessory obligations, measuring the credits reliably through the ICMS presented in the invoices. Thus, the amount of R$75,043 was recognized under Recoverable PIS and COFINS, being R$29,887 of principal recorded in Other Operating Income and R$45,156 of interests recorded in Financial Income.

As of June 30, 2021, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$2,717,801 (R$2,818,391 as of December 31, 2020). The amount of R$191,761 related do these credits was offset against other federal taxes in the six-month period ended on June 30, 2021 (null in the same period of the previous year).

In the study prepared by the Management, its realization is estimated through offsetting with federal taxes or through reimbursement of the amounts as expected below:

PIS and COFINS
Current	524,823
Non-current	2,192,978
July to december 2022	328,000
2023	537,000
2024	672,000
2025	655,978
2,717,801

9.2.	IPI - Industrialized Product Tax

The Company recognized relevant tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the parent company and consolidated on June 30, 2021 is R$909,443 (R$860,820 on December 31, 2020), of which R$853,624 (R$805,001 on December 31, 2020) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Current Assets, in the amount of R$43,428 (R$40,370 on December 31, 2020) and as Other Non-Current Assets, in the amount of R$12,391 (R$15,449 on December 31, 2020).

In the study prepared by the Management, its realization is estimated through the refund of the amounts as expected below:

IPI
Current	43,428
Non-current	866,015
July to december 2022	12,391
2025	626,659
2026	226,965
909,443

9.3.	Realization of Brazilian federal tax credits

The Company used PIS, COFINS, IPI, IRPJ, CSLL, INSS and other tax credits to offset federal taxes payable such as INSS and withholding Income Tax in the amount of R$490,002 in the six-month period ended June 30, 2021 (R$411,683 in the parent company and consolidated in the same period of the previous year), preserving its liquidity and optimizing its capital structure.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	41

10.	DEFERRED INCOME TAXES
10.1.	Composition
	Parent company		Consolidated
	06.30.21	12.31.20	06.30.21	12.31.20
Assets
Tax losses carryforward	2,052,840	2,052,843	2,070,138	2,060,846
Negative calculation basis (social contribution)	769,405	769,402	772,951	772,283

Temporary differences - Assets
Provisions for tax, civil and labor risks	463,517	458,019	463,517	458,019
Suspended collection taxes	1,881	1,871	1,881	1,871
Expected credit losses	169,078	194,969	169,090	194,977
Impairment on tax credits	62,353	67,900	62,353	67,900
Provision for other obligations	99,519	115,959	100,364	115,959
Employees' profit sharing	13,365	86,752	13,365	86,752
Write-down to net realizable value of inventories	13,819	19,184	14,117	19,189
Employees' benefits plan	223,299	216,510	237,987	216,510
Lease basis difference	104,766	86,308	104,766	86,308
Adjustment to estimated annual effective tax rate - CPC 21	518,647	-	518,647	-
Other temporary differences	12,209	10,632	9,449	40,028
	4,504,698	4,080,349	4,538,625	4,120,642

Temporary differences - Liabilities
Difference on tax x accounting basis for goodwill amortization	(321,298)	(320,729)	(321,298)	(320,729)
Difference on tax x accounting basis for depreciation (useful life)	(871,650)	(851,436)	(868,245)	(851,436)
Business combination (1)	(855,821)	(740,385)	(874,963)	(761,429)
Unrealized gains on derivatives, net	(58,246)	(42,493)	(58,246)	(42,493)
Unrealized fair value gains, net	(50,477)	(39,269)	(49,560)	(39,269)
Other temporary differences	(21,026)	(17,268)	(35,497)	(22,749)
	(2,178,518)	(2,011,580)	(2,207,809)	(2,038,105)

Total deferred taxes	2,326,180	2,068,769	2,330,816	2,082,537

Total Assets	2,326,180	2,068,769	2,361,035	2,109,064
Total Liabilities	-	-	(30,219)	(26,527)
	2,326,180	2,068,769	2,330,816	2,082,537

(1)	The deferred tax asset on the Sadia business combination was recorded on the amortization difference between the accounting and tax goodwill calculated as of the purchase price allocation date. The deferred tax liability on the Sadia business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The roll-forward of deferred income taxes, net, is set forth below:

Parent company		Consolidated
	06.30.21	06.30.21
Beginning balance	2,068,769	2,082,537
Deferred taxes on profit recognized in income	291,368	293,328
Deferred income taxes recognized in other comprehensive income	(33,957)	(33,957)
Other (1)	-	(11,092)
Ending balance	2,326,180	2,330,816

(1)	Mainly related to the foreign exchange variation effect on the balances in foreign companies.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	42

10.2.	Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as the differences are settled or realized. The period of settlement or realization of such differences is subject to externalities and is linked to several factors that are not under the control of Management.

In estimating the realization of deferred tax credits on tax losses carryforward, Management considers its budget and strategic plans, which were approved by the Board of Directors, adjusted based on the estimates of the main tax additions and exclusions. The recoverability study is reviewed by the Fiscal Council and approved by the Board of Directors. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as shown below:

	Parent company	Consolidated
2021	111,727	119,175
2022	140,612	140,612
2023	230,254	231,408
2024	288,074	291,677
2025	329,733	335,681
2026 to 2028	1,035,323	1,035,323
2029 onwards	686,522	689,213
	2,822,245	2,843,089

The Company has tax losses carryforward in Brazil, which at current tax rates represent R$4,978,269 on June 30, 2021 (R$4,589,674 on December 31, 2020). Within this amount, R$2,822,245 on June 30, 2021 and on December 31, 2020 are recognized as an asset, according to the recoverability expectation above. The deferred tax credits on tax losses and negative social contribution basis related to the parent company and its subsidiaries domiciled in Brazil do not expire and the use to offset income taxes payable is limited to 30% of future taxable income.

10.3.	Effective income tax rate reconciliation

	Parent company				Consolidated
		2021		2020		2021		2020
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun

Income (loss) before taxes - continued operations	(191,787)	(205,620)	406,100	309,715	(179,056)	(153,785)	396,884	345,094
Nominal tax rate	34%	34%	34%	34%	34%	34%	34%	34%
Expense at nominal rate	65,208	69,911	(138,074)	(105,303)	60,879	52,287	(134,941)	(117,332)
Adjustments to income taxes
Income from associates and joint ventures	(568,335)	(236,248)	709,328	2,064,994	-	-	-	-
Difference of tax rates on results of foreign subsidiaries	-	-	-	-	(41,663)	22,093	435,282	998,676
Difference of functional currency of foreign subsidiaries	-	-	-	-	(530,777)	(290,234)	283,238	1,053,917
Deferred tax assets not recognized (1)	111,727	(372,022)	(958,804)	(2,291,220)	111,727	(372,022)	(958,804)	(2,291,220)
Share-based payment	(5,660)	(11,287)	(4,028)	(4,812)	(5,660)	(11,287)	(4,028)	(4,812)
Penalties	(1,010)	(3,322)	(2,117)	(6,181)	(1,010)	(3,322)	(2,117)	(6,181)
Investment grant	10,815	34,160	8,980	19,514	10,815	34,160	8,980	19,514
Adjustment to estimated annual effective tax rate – CPC 21 / IAS 34	374,222	518,647	279,691	275,051	374,222	518,647	279,691	275,051
Other permanent differences	1,964	27,367	2,794	(3,809)	1,964	27,365	2,944	(3,810)
	(11,069)	27,206	(102,230)	(51,766)	(19,503)	(22,313)	(89,755)	(76,197)

Effective rate	-5.8%	13.2%	25.2%	16.7%	-10.9%	-14.5%	22.6%	22.1%

Current tax	(256,090)	(256,090)	-	-	(283,749)	(315,641)	(21,983)	(38,332)
Deferred tax	245,021	283,296	(102,230)	(51,766)	264,246	293,328	(67,772)	(37,865)

(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the amount of R$1,094,182 in the parent company and in the consolidated, due to limited capacity of realization (note 10.2).

The Company’s management determined that the total profits recorded by the holdings of its wholly-owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in the wholly-owned subsidiaries.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	43

11.	JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Parent company
				06.30.21
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	248,990	269,747	34,539	553,276
Additions	4,566	48,422	8,377	61,365
Release in favor of the Company	(1,110)	(24,065)	(204)	(25,379)
Release in favor of the counterparty	(147)	(61,077)	(527)	(61,751)
Interest	1,047	13,702	1,579	16,328
Ending balance	253,346	246,729	43,764	543,839

	Consolidated
				06.30.21
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	248,990	269,812	34,539	553,341
Additions	4,566	48,422	8,377	61,365
Release in favor of the Company	(1,110)	(24,065)	(204)	(25,379)
Release in favor of the counterparty	(147)	(61,077)	(527)	(61,751)
Interest	1,047	13,702	1,579	16,328
Exchange rate variation	-	(11)	-	(11)
Ending balance	253,346	246,783	43,764	543,893

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	44

12.	INVESTMENTS

The rollforward of the direct investments in subsidiaries and affiliates of the parent company is set forth below:

	Subsidiaries													Affiliates
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	BRF Austria GmbH	PSA Labor. Veter. Ltda	Sadia Alimentos S.A.	Proud Food Lda	Sadia International Ltd.	Sadia Uruguay S.A.	Sadia Chile S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	PP-BIO Adm. Bem próprio S.A.	PR-SAD Adm. Bem próprio S.A.	Total
																06.30.21
a) Participation as of June 30, 2021
% of participation	100.00%	100.00%	99.99%	100.00%	100.00%	99.99%	43.10%	10.00%	100.00%	100.00%	60.00%	0.01%	100.00%	33.33%	33.33%
Total quantity of shares and quotas	7,176,530	1	9,918,875	228,389,352	100	5,463,850	594,576,682	150,000	900	2,352,881,073	3,027,987,368	10,000	14,249,459	-	-
Quantity of shares and quotas held	7,176,530	1	9,918,538	228,389,352	100	5,463,849	256,253,695	15,000	900	2,352,881,073	1,816,792,421	1	14,249,459	-	-
														-
b) Information as of June 30, 2021
Share capital	1,311	6,523	1,765	122,664	120	5,564	338,054	3	-	497,012	16,169	334,999	1,311	-	-
Shareholders' equity	518	10,725,240	(100)	99,419	226,886	5,433	3,921	1,759	-	88,483	(46,535)	166	2,322	-	-
Income (loss) for the year	-	41,677	(164)	(5,023)	87,458	32	1,934	311	(610)	4,854	(7,393)	(13,763)	15	-	-

c) Movements of investments
Beginning balance (12.31.20)	518	11,455,186	51	14,412	314,811	5,402	1,130	154	29,557	89,924	-	-	2,307	2,591	5,699	11,921,742
Result Movements
Income (loss)	-	(772,002)	(171)	(4,993)	79,479	32	1,019	31	2,219	4,762	(5,237)	(1)	15	-	-	(694,847)
Capital movements
Capital increase (reduction)	-	-	-	90,000	-	-	-	-	(31,002)	-	-	-	-	114	414	59,526
Goodwill on acquisition of non-controlling interests	-	-	-	-	(79,673)	-	-	-	-	-	-	-	-	-	-	(79,673)
Other
Other comprehensive income	-	67,673	21	-	(87,732)	-	(459)	(9)	(774)	(6,203)	2,047	-	-	-	-	(25,436)
Constitution (reversal) of provision for loss	-	-	99	-	-	-	-	-	-	-	3,190	1	-	-	-	3,290
Discontinued operations	-	(25,617)	-	-	-	-	-	-	-	-	-	-	-	-	-	(25,617)
Ending balance (06.30.21)	518	10,725,240	-	99,419	226,885	5,434	1,690	176	-	88,483	-	-	2,322	2,705	6,113	11,158,985

The Company owns other investments in the amount of R$583 in the parent company and in the consolidated (R$583 in the parent company and in the consolidated as of December 31, 2020).

On June 30, 2021, these associates, affiliates and joint ventures do not have any restriction to amortize their loans or advances to the Company.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	45

13.	PROPERTY, PLANT AND EQUIPMENT, NET

The rollforward of property, plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.20	Additions	Disposals	Transfers (2)	06.30.21
Cost
Land		560,856	1,760	(1,399)	8,091	569,308
Buildings, facilities and improvements		9,772,665	100,166	(55,290)	259,272	10,076,813
Machinery and equipment		7,864,533	91,022	(141,126)	16,420	7,830,849
Furniture and fixtures		106,031	306	(976)	3,716	109,077
Vehicles		209,770	1,107	(2,603)	546	208,820
Construction in progress		595,353	533,902	-	(298,616)	830,639
Advances to suppliers		923	6,756	-	-	7,679
		19,110,131	735,019	(201,394)	(10,571)	19,633,185

Depreciation
Land (3)	20.97%	(12,648)	(3,498)	321	-	(15,825)
Buildings, facilities and improvements	9.42%	(3,683,103)	(313,336)	38,384	(630)	(3,958,685)
Machinery and equipment	6.98%	(4,127,347)	(244,999)	136,900	82	(4,235,364)
Furniture and fixtures	6.67%	(54,722)	(2,559)	684	547	(56,050)
Vehicles	27.27%	(63,753)	(28,057)	1,504	1	(90,305)
		(7,941,573)	(592,449)	177,793	-	(8,356,229)
		11,168,558	142,570	(23,601)	(10,571)	11,276,956
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$18,662 for intangible assets and R$8,091 from assets held for sale.
(3)	Land depreciation refers to right-of-use assets. The amount of R$2,110 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	46

	Consolidated
	Average rate (1)	12.31.20	Additions	Disposals	Business combination (2)	Transfers (3)	Exchange rate variation	06.30.21
Cost
Land		608,389	2,978	(2,701)	-	97,150	(11,697)	694,119
Buildings, facilities and improvements		10,444,526	261,740	(62,938)	17,343	170,311	(58,550)	10,772,432
Machinery and equipment		8,395,520	95,076	(151,282)	30,725	32,859	(40,219)	8,362,679
Furniture and fixtures		157,085	510	(1,614)	411	3,899	(6,366)	153,925
Vehicles		346,218	22,240	(23,129)	111	548	(11,307)	334,681
Construction in progress		608,255	571,446	-	-	(315,190)	(239)	864,272
Advances to suppliers		12,748	22,443	-	-	(155)	(3,189)	31,847
		20,572,741	976,433	(241,664)	48,590	(10,578)	(131,567)	21,213,955

Depreciation
Land (4)	15.34%	(13,800)	(4,634)	1,566	-	(11,335)	(52)	(28,255)
Buildings, facilities and improvements	9.09%	(3,851,225)	(423,091)	45,628	(4,573)	10,705	16,685	(4,205,871)
Machinery and equipment	6.93%	(4,304,007)	(265,902)	140,927	(13,519)	82	18,676	(4,423,743)
Furniture and fixtures	6.66%	(79,924)	(5,738)	1,041	(259)	546	3,363	(80,971)
Vehicles	25.25%	(108,205)	(44,517)	14,516	(111)	1	(118)	(138,434)
		(8,357,161)	(743,882)	203,678	(18,462)	(1)	38,554	(8,877,274)
		12,215,580	232,551	(37,986)	30,128	(10,579)	(93,013)	12,336,681
(1)	Weighted average annual rate.
(2)	Acquisition of Joody Al Sharqiya Food Production Factory (note 1.2).
(3)	Refers to the transfer of R$18,669 for intangible assets and R$8,091 from held for sale.
(4)	Land depreciation refers to right-of-use assets. The amount of R$2,110 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	47

The amount of capitalized borrowing costs during the six-month period ended on June 30, 2021 was of R$23,342 in the parent company and in the consolidated (R$8,388 in the parent company and in the consolidated in the same period of the previous year) and during the three-month period ended on June 30, 2021 was of R$13,159 in the parent company and in the consolidated (R$4,330 in the parent company and in the consolidated in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization was 6.97% p.a. in the parent company and in the consolidated (6.09% p.a. in the parent company and in the consolidated in the same period of the previous year).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

	Parent company and Consolidated
	Type of collateral	06.30.21	12.31.20
Land	Financial/Tax	168,344	223,918
Buildings, facilities and improvements	Financial/Tax	1,224,315	1,491,531
Machinery and equipment	Financial/Labor/Tax/Civil	1,286,756	1,470,295
Furniture and fixtures	Financial/Tax	15,040	15,700
Vehicles	Financial/Tax	335	294
		2,694,790	3,201,738

14.	INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

		Parent company
	Average rate (1)	12.31.20	Additions	Disposals	Transfers	06.30.21
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		71,764	378	(3,079)	-	69,063
Outgrowers relationship		5,328	197	-	-	5,525
Patents		6,205	-	(3,720)	-	2,485
Software		613,041	5,214	(1,063)	101,432	718,624
Intangible in progress		45,918	100,120	-	(82,770)	63,268
		3,678,796	105,909	(7,862)	18,662	3,795,505

Amortization
Non-compete agreement	49.87%	(69,089)	(1,767)	3,079	-	(67,777)
Outgrowers relationship	15.29%	(4,695)	(315)	-	-	(5,010)
Patents	10.00%	(5,997)	(12)	3,720	-	(2,289)
Software	41.60%	(412,539)	(100,107)	595	-	(512,051)
		(492,320)	(102,201)	7,394	-	(587,127)
		3,186,476	3,708	(468)	18,662	3,208,378

(1)	Weighted average annual rate.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	48

		Consolidated
	Average rate (1)	12.31.20	Additions	Disposals	Business combination (2)	Transfers	Exchange rate variation	06.30.21
Cost
Goodwill		2,935,577	-	(6,145)	12,378	-	(63,430)	2,878,380
Trademarks		1,327,738	-	-	-	-	(31,203)	1,296,535
Non-compete agreement		107,162	378	(3,079)	-	-	(1,855)	102,606
Outgrowers relationship		5,328	197	-	-	-	-	5,525
Patents		6,205	-	(3,723)	-	-	3	2,485
Customer relationship		1,067,713	-	-	-	-	(85,797)	981,916
Software		657,255	5,218	(1,063)	-	101,767	(3,456)	759,721
Intangible in progress		46,054	100,526	-	-	(83,098)	(27)	63,455
		6,153,032	106,319	(14,010)	12,378	18,669	(185,765)	6,090,623

Amortization
Non-compete agreement	15.29%	(97,408)	(5,428)	3,079	-	-	1,791	(97,966)
Outgrowers relationship	15.29%	(4,695)	(315)	-	-	-	-	(5,010)
Patents	10.00%	(5,999)	(12)	3,723	-	-	(1)	(2,289)
Customer relationship	7.39%	(375,131)	(40,321)	-	-	-	30,672	(384,780)
Software	41.21%	(449,697)	(102,046)	594	-	-	2,844	(548,305)
		(932,930)	(148,122)	7,396	-	-	35,306	(1,038,350)
		5,220,102	(41,803)	(6,614)	12,378	18,669	(150,459)	5,052,273
(1)	Weighted average annual rate.
(2)	Acquisition of Joody Al Sharqiya Food Production Factory (note 1.2)

During the six-month period ended on June 30, 2021, Management did not identify any event that could indicate an impairment of such assets.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	49

15.	LOANS AND BORROWINGS

	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.20	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	06.30.21
Local currency
Working capital	Fixed	3.25% (3.25% on 12.31.20)	0.1	368,681	-	(41,474)	(798)	5,483	-	331,892
Certificate of agribusiness receivables (3)	IPCA	13.96% (10.21% on 12.31.20)	2.5	821,093	-	-	95	64,667	-	885,855
Export credit facility (4)	CDI / USD	4.76% (3.69% on 12.31.20)	4.1	2,408,697	-	-	(55,921)	54,521	(72,732)	2,334,565
Debentures	CDI / IPCA	12.69% (8.28% on 12.31.20)	7.4	3,022,005	965,691	-	(79,353)	228,743	-	4,137,086

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.20)	-	44,816	45,664	(37,319)	(398)	406	-	53,169

				6,665,292	1,011,355	(78,793)	(136,375)	353,820	(72,732)	7,742,567

Foreign currency
Bonds	Fixed / USD / EUR	4.82% (4.91% on 12.31.20)	13.0	12,252,326	-	(297,141)	(410,086)	393,616	(497,106)	11,441,609
Export credit facility	Fixed / LIBOR / USD	3.06% (3.13% on 12.31.20)	1.3	392,636	-	(135,668)	(6,649)	5,552	(3,930)	251,941
				12,644,962	-	(432,809)	(416,735)	399,168	(501,036)	11,693,550
				19,310,254	1,011,355	(511,602)	(553,110)	752,988	(573,768)	19,436,117

Current				811,919						2,182,461
Non-current				18,498,335						17,253,656

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	The Export Credit Facility was issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

The maturity schedule of the loans and borrowings is presented on note 24.3.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	50

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.20	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	06.30.21
Local currency
Working capital	Fixed	3.25% (3.25% on 12.31.20)	0.1	368,681	-	(41,474)	(798)	5,483	-	331,892
Certificate of agribusiness receivables (3)	IPCA	13.96% (10.21% on 12.31.20)	2.5	821,093	-	-	95	64,667	-	885,855
Debentures	CDI / IPCA	12.69% (8.28% on 12.31.20)	7.4	3,022,005	965,691	-	(79,353)	228,743	-	4,137,086
Export credit facility (4)	CDI / USD	4.76% (3.69% on 12.31.20)	4.1	2,408,697	-	-	(55,921)	54,521	(72,732)	2,334,565

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.20)	-	44,816	45,664	(37,319)	(398)	406	-	53,169
				6,665,292	1,011,355	(78,793)	(136,375)	353,820	(72,732)	7,742,567

Foreign currency
Bonds	Fixed / USD / EUR	4.82% (4.81% on 12.31.20)	11.9	14,829,993	-	(297,141)	(471,752)	455,643	(589,024)	13,927,719
Export credit facility	Fixed / LIBOR / USD	3.06% (3.13% on 12.31.20)	1.3	392,636	-	(135,668)	(6,649)	5,552	(3,930)	251,941
Working capital	Fixed / TRY	13.66% (10.98% on 12.31.20)	1.9	516,505	252,868	(27,757)	(31,579)	37,630	(114,711)	632,956

				15,739,134	252,868	(460,566)	(509,980)	498,825	(707,665)	14,812,616
				22,404,426	1,264,223	(539,359)	(646,355)	852,645	(780,397)	22,555,183

Current				1,059,984						2,530,352
Non-current				21,344,442						20,024,831

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	The Export Credit Facility was issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

On June 30, 2021 and on December 31, 2020 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

The maturity schedule of the loans and borrowings is presented on note 24.3.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	51

15.1.	Revolving credit facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, in line with the adoption of measures to extend its average debt maturity and reduce the cost of debt, on December 27, 2019, the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years. On October 28, 2020 the Company retained an additional revolving credit facility before Banco do Brasil, up to the limit of R$1,500,000, for the next three years. The referenced credit facilities can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of June 30, 2021, the credit facilities were available, but unused.

15.2.	Issuance of debentures

On June 02, 2021, 1,000,000 (one million) Debentures were subscribed with a notional value of R$ 1,000.00 (one thousand Brazilian Reais), in a total amount of R$1,000,000 (one billion Brazilian Reais), in a single serie. The Debentures are simple, not convertible into shares, unsecured and for private placement. The Debentures were privately placed with VERT Companhia Securitizadora, to back its sixtieth issuance of Agribusiness Receivables Certificates which were object of public distribution with restricted placement efforts.

Parent company and Consolidated
06.30.21
Operation	Series	Issue date	Maturity	Rate	Notional	Updated Value
Debenture - 3rd Issue	1st Series	06.02.21	05.14.31	IPCA + 4.78% p.a.	1,000,000	980,044

The issuance costs of R$34,258 are recognized on the statement of income over the term of the debt according to the effective interest rate method.

15.3.	Senior Notes repurchase offer

During June 2021, the Company made an offer to repurchase its 4.875% Senior Notes due on 2030, in which it repurchased the principal amount equivalent to R$297,141 (USD59,402). The Company paid the amount of R$317,532 for the repurchase of these liabilities, amount that includes principal, interest and premium. The Company incurred in financial expenses in the amount of R$14,114 with the premium paid, R$2,491 with taxes and R$3,089 with the write-off of the costs of issuance. The principal outstanding after the repurchase is equivalent to R$3,454,509 (USD690,598).

15.4.	Guarantees
	Parent company		Consolidated
	06.30.21	12.31.20	06.30.21	12.31.20
Total loans and borrowings	19,436,117	19,310,254	22,555,183	22,404,426
Mortgage guarantees	53,169	44,816	53,169	44,816
Related to tax incentives and other	53,169	44,816	53,169	44,816

On June 30, 2021, the amount of bank guarantees contracted by the Company was of R$604,571 (R$590,933 as of December 31, 2020) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.96% p.a. (1.95% p.a. as of December 31, 2020).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	52

16.	TRADE ACCOUNTS PAYABLE
	Parent company		Consolidated
	06.30.21	12.31.20	06.30.21	12.31.20
Domestic suppliers
Third parties	8,152,589	7,596,325	8,185,831	7,611,170
Related parties	30,646	13,100	-	-
	8,183,235	7,609,425	8,185,831	7,611,170

Foreign suppliers
Third parties	752,571	648,960	1,674,937	1,487,206
	752,571	648,960	1,674,937	1,487,206

(-) Adjustment to present value	(96,157)	(88,373)	(96,179)	(88,389)
	8,839,649	8,170,012	9,764,589	9,009,987

Current	8,826,451	8,156,231	9,751,391	8,996,206
Non-current	13,198	13,781	13,198	13,781

Within the trade accounts payable balance as of June 30, 2021, R$2,997,587 in the parent company and R$3,141,581 in the consolidated (R$2,510,757 in the parent company and R$2,576,071 in the consolidated as of December 31, 2020) correspond to supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

17.	SUPPLY CHAIN FINANCE
Parent company and Consolidated
	06.30.21	12.31.20
Supply chain finance - Domestic suppliers	1,339,392	1,309,167
Supply chain finance - Foreign suppliers	131,761	165,060
	1,471,153	1,474,227

(-) Adjustment to present value	(20,545)	(21,590)
	1,450,608	1,452,637

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers may choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, without identifiable changes in other commercial conditions. The operations presented in this line item are the ones in which there were changes in the payment terms and prices negotiated with the suppliers.

On June 30, 2021, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the domestic market were set between 0.41% and 0.70% p.m. (0.38% to 0.47% p.m. on December 31, 2020).

On June 30, 2021, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.18% and 0.39% p.m. (0.18% to 0.40% p.m. on December 31, 2020).

18.	LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	53

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

18.1.	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Parent company
	Average rate (1)	12.31.20	Additions	Disposals	06.30.21
Cost
Land		45,592	1,609	(975)	46,226
Buildings		2,642,544	100,087	(41,943)	2,700,688
Machinery and equipment		112,195	87,812	(98,516)	101,491
Vehicles		201,924	1,107	(1,786)	201,245
Software		74,582	5,214	(64)	79,732
		3,076,837	195,829	(143,284)	3,129,382

Depreciation
Land	15.28%	(12,376)	(3,459)	320	(15,515)
Buildings	27.37%	(848,016)	(209,267)	31,089	(1,026,194)
Machinery and equipment	68.76%	(107,089)	(30,023)	98,327	(38,785)
Vehicles	27.76%	(57,575)	(27,816)	888	(84,503)
Software	42.19%	(33,048)	(14,213)	64	(47,197)
		(1,058,104)	(284,778)	130,688	(1,212,194)
		2,018,733	(88,949)	(12,596)	1,917,188

(1)	Weighted average annual rate.
	Consolidated
	Average rate (1)	12.31.20	Additions	Disposals	Transfers	Exchange rate variation	06.30.21
Cost
Land		48,661	1,941	(1,521)	89,060	(4,244)	133,897
Buildings		2,861,916	261,391	(48,528)	(89,060)	(18,935)	2,966,784
Machinery and equipment		112,593	87,812	(98,623)	-	318	102,100
Vehicles		344,918	22,217	(23,086)	-	(7,272)	336,777
Software		74,582	5,214	(64)	-	-	79,732
		3,442,670	378,575	(171,822)	-	(30,133)	3,619,290

Depreciation
Land	8.74%	(13,526)	(4,596)	827	(11,335)	687	(27,943)
Buildings	25.53%	(914,816)	(310,071)	37,498	11,335	9,142	(1,166,912)
Machinery and equipment	68.45%	(107,316)	(30,120)	98,398	-	(246)	(39,284)
Vehicles	25.52%	(101,495)	(44,212)	11,790	-	1,888	(132,029)
Software	42.22%	(33,048)	(14,212)	64	-	-	(47,196)
		(1,170,201)	(403,211)	148,577	-	11,471	(1,413,364)
		2,272,469	(24,636)	(23,245)	-	(18,662)	2,205,926

(1)	Weighted average annual rate.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	54

18.2.	Lease liabilities

	Parent company
	WAM (1)	12.31.20	Additions	Payments	Interest paid	Interest accrued	Disposals	06.30.21
Land	6.8	35,934	1,609	(2,299)	(2,170)	2,170	(673)	34,571
Buildings	6.8	2,033,405	100,087	(209,052)	(41,480)	74,461	(16,930)	1,940,491
Machinery and equipment	1.5	3,591	87,812	(28,573)	(1,725)	1,725	-	62,830
Vehicles	2.3	152,554	1,107	(26,909)	(6,028)	6,028	(998)	125,754
Software	1.5	43,210	5,214	(14,418)	(1,389)	1,389	-	34,006

		2,268,694	195,829	(281,251)	(52,792)	85,773	(18,601)	2,197,652

Current		302,946						374,773
Non-current		1,965,748						1,822,879

(1)	Weighted average maturity in years.

	Consolidated
	WAM (1)	12.31.20	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	Exchange rate variation	06.30.21
Land	4.6	37,868	1,941	(2,717)	(3,329)	3,329	(713)	82,851	(81)	119,149
Buildings	1.9	2,195,407	261,391	(284,766)	(60,545)	93,527	(16,995)	(82,851)	(28,023)	2,077,145
Machinery and equipment	0.9	3,773	87,812	(28,676)	(1,733)	1,733	(34)	-	87	62,962
Vehicles	1.8	256,423	22,217	(42,935)	(9,434)	9,434	(1,492)	-	(18,344)	215,869
Software	1.5	43,210	5,214	(14,418)	(1,389)	1,389	-	-	-	34,006
		2,536,681	378,575	(373,512)	(76,430)	109,412	(19,234)	-	(46,361)	2,509,131

Current		383,162								480,526
Non-current		2,153,519								2,028,605

(1)	Weighted average maturity in years.

18.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments are presented below:

	Parent company	Consolidated
	06.30.21	06.30.21
Current	374,773	480,526
Non-current	1,822,879	2,028,605
July to december 2022	217,096	254,436
2023	355,781	414,242
2024	284,725	304,001
2025	207,704	220,223
2026 onwards	757,573	835,703
	2,197,652	2,509,131

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	55

18.4.	Incremental borrowing rate

The Company uses nominal incremental borrowing rates to measure its lease liabilities. The nominal and real interest rates are presented below:

	06.30.21		12.31.20
Contract Terms	Nominal rate % p.a.	Real rate % p.a.	Nominal rate % p.a.	Real rate % p.a.
1 year	4.92%	0.43%	5.69%	1.05%
2 years	4.74%	0.42%	5.96%	2.61%
3 years	6.31%	2.14%	6.80%	2.53%
4 years	7.15%	2.90%	8.50%	4.56%
5 years	9.68%	4.84%	8.98%	4.40%
6 years	10.61%	5.15%	-	-
8 years	-	-	10.47%	5.71%
9 years	-	-	10.75%	5.97%
10 years	-	-	11.39%	6.64%
12 years	9.85%	5.55%	-	-
13 years	-	-	11.68%	7.38%
14 years	-	-	11.84%	7.13%
20 years	-	-	13.26%	9.00%

The nominal rates presented above as of June 30, 2021 refer to the incremental borrowing rates used in contracts recognized in the first half of 2021 and the rates as of December 31, 2020 refer to the rates used in contracts recognized during the year ended on December 31, 2020.

18.5.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items exempt of recognition: low-value assets, short-term leases and leases with variable payments.

	Parent Company		Consolidated
	2021		2021
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Variable payments not included in the lease liabilities	16,397	30,850	67,783	152,410
Expenses related to short-term leases	13,646	27,322	39,579	92,095
Expenses related to low-value assets	796	1,381	796	1,455
	30,839	59,553	108,158	245,960

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	56

19.	SHARE-BASED PAYMENT

The rules of stock options and restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2020 (note 19).

The breakdown of the outstanding granted restricted shares is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

10.01.18	10.01.21	2,311,394	867,956	21.44
07.01.19	07.01.22	1,815,649	615,195	30.61
09.16.19	10.01.22	68,605	45,736	30.61
06.01.20	06.01.23	3,571,736	2,172,341	21.28
		7,767,384	3,701,228

(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares for the six-month period ended on June 30, 2021, is presented as follows:

Consolidated

Outstanding options/stocks as of December 31, 2020 (1)	7,873,348
Exercised / Delivered:
Restricted stocks – grant of June, 2020	(457,939)
Restricted stocks – grant of June, 2019	(114,271)
Restricted stocks – grant of July, 2019	(110,070)
Forfeiture (2) :
Restricted stocks – grant of June, 2020	(829,367)
Restricted stocks – grant of June, 2019	(113,582)
Restricted stocks - grant of July, 2019	(118,397)
Restricted stocks - grant of October, 2018	(8,164)
Expired:
Stock options - grant of April, 2016	(1,275,000)
Stock options - grant of May, 2016	(1,145,330)
Outstanding options/stocks as of June 30, 2021	3,701,228

(1)	Includes stock options outstanding on December 31, 2020, as presented in the financial statements for the year of 2020.
(2)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$207,110 (R$223,191 as of December 31, 2020) and in the amount of R$16,066 under non-current liabilities (R$21,521 as of December 31, 2020). In the statement of income for the six-month ended June 30, 2021 the amount recognized as expense was R$19,378 in the parent company and R$27,325 in the consolidated (R$14,308 in the same period of the previous year in the parent company and in the consolidated), and during the three-month period ended on June 30, 2021 the amount recognized as expense reversals was R$931 in the parent company and expense of R$7,016 in the consolidated (expense of R$11,626 in the parent company and in the consolidated in the same period of the previous year).

20.	EMPLOYEES BENEFITS PLANS

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2020 (note 20) and have not been changed during the following periods. The actuarial liabilities are presented below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	57

	Parent company		Consolidated
	Liabilities		Liabilities
	06.30.21	12.31.20	06.30.21	12.31.20
Medical assistance	192,790	185,802	192,790	185,802
F.G.T.S. Penalty (1)	290,085	282,229	290,085	282,229
Award for length of service	112,236	108,908	112,236	108,908
Other	61,651	59,854	199,054	199,616
	656,762	636,793	794,165	776,555

Current	114,938	114,938	124,508	125,230
Non-current	541,824	521,855	669,657	651,325

(1)	FGTS – Government Severance Indemnity Fund for Employees

The Company estimated costs for pension and post-employment plans for the year of 2021, according to an appraisal report prepared in 2020 by an actuarial expert and recorded in the statement of income for six-month ended June 30, 2021 against other comprehensive income a gain of R$8,099 in the parent company and R$8,035 in consolidated, net of taxes (R$13,035 in the parent company and R$12,964 in consolidated in the same period of the previous year) and for the three-month period ended on June 30, 2021 a gain of R$4,199 in the parent company and R$4,181 in consolidated, net of taxes (R$6,647 in the parent company and R$6,623 in consolidated in the same period of the previous year).

21.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, tax, social security, labor, commercial and other processes.

Company’s Management believes that, based on the elements existing at the base date of this interim financial information, the provision for tax, civil, labor, commercial and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

21.1.	Contingencies with probable losses

The rollforward of the provisions for tax, labor, civil, commercial and other risks classified as with probable loss, and contingent liabilities is presented below:

	Parent company
					06.30.21
	Tax	Labor	Civil, commercial and other	Contingent liabilities (1)	Total
Beginning balance	427,166	631,025	342,707	297,097	1,697,995
Additions	123,623	128,643	18,916	-	271,182
Reversals	(24,449)	(75,121)	(34,053)	(192,865)	(326,488)
Payments	(116,443)	(132,023)	(11,586)	-	(260,052)
Interest	24,008	58,394	53,491	-	135,893
Ending balance	433,905	610,918	369,475	104,232	1,518,530

Current					884,305
Non-current					634,225

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia. The reversals in the period refer mainly to the closing of the processes related to ICMS credits in the context of the “Guerra Fiscal” (note 21.2.1 of the 2020 financial statements).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	58

	Consolidated
					06.30.21
	Tax	Labor	Civil, commercial and other	Contingent liabilities (1)	Total
Beginning balance	427,302	634,706	343,530	297,182	1,702,720
Additions	123,623	129,230	18,988	-	271,841
Reversals	(24,449)	(75,708)	(34,621)	(192,865)	(327,643)
Payments	(116,443)	(132,023)	(11,586)	-	(260,052)
Interest	24,008	58,394	53,491	-	135,893
Exchange rate variation	(21)	(664)	(92)	(13)	(790)
Ending balance	434,020	613,935	369,710	104,304	1,521,969

Current					887,520
Non-current					634,449

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia. The reversals in the period refer mainly to the closing of the processes related to ICMS credits in the context of the “Guerra Fiscal” (note 21.2.1 of the 2020 financial statements).

21.2.	Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. Such contingencies have the same characteristics of those disclosed in the 2020 financial statements and on June 30, 2021 had balances of, R$1,590,207 (R$1,523,987 on December 31, 2020) for civil risks, R$251,314 (R$197,097 on December 31, 2020) for labor risks and R$12,877,629 (R$12,536,528 on December 31, 2020) for tax risks, for which only those resulting from the business combination with Sadia have a provision, recorded at the fair value estimated on the date of the business combination, in the amount of R$104,304 (R$297,182 as of December 31, 2020).

22.	EQUITY
22.1.	Capital stock

On June 30, 2021, the subscribed and paid capital of the Company was R$12,553,418, which is composed of 812,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$92,947, made on July 22, 2009.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 (one billion) common book-entry shares with no par value.

22.1.1.	Breakdown of capital stock by nature
Parent company
	06.30.21	12.31.20
Common shares	812,473,246	812,473,246
Treasury shares	(4,083,804)	(4,766,084)
Outstanding shares	808,389,442	807,707,162

22.1.2.	Rollforward of outstanding shares

On June 30, 2021, the quantity of outstanding of shares was 808,389,442, on these quarter were delivered of 682.280 shares, in accordance with Restricted Share plan of Company.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	59

Parent company
Quantity of outstanding of shares
06.30.21
Shares at the beginning of the period	807,707,162
Delivery of restricted shares	682,280
Shares at the end of the period	808,389,442

22.2.	Capital reserves and Other equity transactions

The balances of Capital reserves and Other equity transactions were restated for better presentation of the transactions within each line item. In the current presentation, Capital reserves contemplate only the balances related with results on the sale and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”).

Parent company and Consolidated
	06.30.21	12.31.20
Capital reserves	141,834	141,834
Other equity transactions	(87,028)	246
Share-based payments	207,110	214,711
Acquisition of non-controlling entities	(293,918)	(214,245)
Capital transactions with controlling entities	(220)	(220)
	54,806	142,080

22.3.	Treasury shares

The Company has 4,083,804 shares held in treasury, with an average cost of R$26.00 (twenty-six Brazilian Reais) per share, and corresponding market value of R$111,610, on these quarter were delivered of 682.280 shares, in accordance with Restricted Share plan of Company.

Parent company
Quantity of outstanding of shares
06.30.21
Shares at the beggining of the period	4,766,084
Delivery of restricted shares	(682,280)
Shares at the end of the period	4,083,804

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	60

23.	EARNINGS (LOSS) PER SHARE
	Continued operations
		2021		2020
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Basic numerator
Net earnings (loss) for the period attributable to controlling shareholders	(202,856)	(178,414)	303,870	257,949
Basic denominator
Common shares	812,473,246	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	807,934,252	807,820,708	809,612,517	810,672,698
Net earnings (loss) per share basic - R$	(0.25)	(0.22)	0.38	0.32

Diluted numerator
Net earnings (loss) for the period attributable to controlling shareholders	(202,856)	(178,414)	303,870	257,949

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	807,934,252	807,820,708	809,612,517	810,672,698
Number of potential shares	-	-	262,692	262,692
Weighted average number of outstanding shares - diluted	807,934,252	807,820,708	809,875,209	810,935,390
Net earnings (loss) per share diluted - R$	(0.25)	(0.22)	0.38	0.32

	Discontinued operations		Continued and discontinued operations
		2021		2021
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Basic numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	(41,286)	(41,286)	(244,142)	(219,700)
Basic denominator
Common shares	812,473,246	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	807,934,252	807,820,708	807,934,252	807,820,708
Net earnings (loss) per share basic - R$	(0.05)	(0.05)	(0.30)	(0.27)

Diluted numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	(41,286)	(41,286)	(244,142)	(219,700)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	807,934,252	807,820,708	807,934,252	807,820,708
Number of potential shares	-	-	-	-
Weighted average number of outstanding shares - diluted	807,934,252	807,820,708	807,934,252	807,820,708
Net earnings (loss) per share diluted - R$	(0.05)	(0.05)	(0.30)	(0.27)

24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
24.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy, executing the formal designation of its hedge accounting relations, as disclosed in the financial statements for the year ended on December 31, 2020.

24.2.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5, 6 and 24.

On June 30, 2021, the Company held financial investments over R$100,000 at the following financial institutions:

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	61

ABN AMRO, Banco Bradesco, Banco BNP Paribas, Banco do Brasil, Banco BTG Pactual, Banco Itaú, Banco Safra, Banco Santander, Citibank, HSBC, J.P. Morgan Chase Bank, T.Garanti Bankasi A.Ş. and Vakiflar Bankasi.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco Itaú, Banco Santander, Banco Votorantim, Bank of America Merrill Lynch, Banco BNP Paribas, Citibank, Deutsche Bank, J.P. Morgan Chase Bank, Morgan Stanley, Goldman Sachs, Rabobank and XP.

24.3.	Capital management and liquidity risk

As a guideline, the gross debt must be concentrated at long-term. On June 30, 2021, the long-term consolidated gross debt represented 88.28% (93.66% as of December 31, 2020) of the total gross indebtedness, which has an average term higher than nine years.

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	06.30.21			12.31.20
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(1,973,829)	(12,838,787)	(14,812,616)	(15,739,134)
Local currency loans and borrowings	(556,523)	(7,186,044)	(7,742,567)	(6,665,292)
Derivative financial liabilities	(130,197)	(7,655)	(137,852)	(385,696)
Gross debt	(2,660,549)	(20,032,486)	(22,693,035)	(22,790,122)

Marketable securities and cash and cash equivalents	7,258,252	333,034	7,591,286	8,235,360
Derivative financial assets	276,137	9,894	286,031	377,990
Restricted cash	24,245	1	24,246	24,358
Net debt			(14,791,472)	(14,152,414)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	06.30.21
	Book value	Contractual cash flow	Up to 12 months	Jul - Dec 2022	2023	2024	2025	2026 onwards
Non derivative financial liabilities
Loans and borrowings	19,436,117	31,118,415	3,272,087	943,017	3,482,346	2,553,169	1,373,685	19,494,111
Principal		19,289,010	2,170,557	498,100	2,389,003	1,768,134	630,669	11,832,547
Interest		11,829,405	1,101,530	444,917	1,093,343	785,035	743,016	7,661,564
Trade accounts payable	8,839,649	8,935,806	8,922,609	4,766	5,689	2,742	-	-
Supply chain finance	1,450,608	1,471,153	1,471,153	-	-	-	-	-
Lease liabilities	2,197,652	2,789,634	400,445	239,780	419,874	359,035	279,853	1,090,647
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	2,619	2,619	-	-	-	-	-	2,619
Currency derivatives	3,276	3,276	3,276	-	-	-	-	-
Commodities derivatives	131,373	131,373	126,336	5,037	-	-	-	-

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	62

	Consolidated
	06.30.21
	Book value	Contractual cash flow	Up to 12 months	Jul - Dec 2022	2023	2024	2025	2026 onwards
Non derivative financial liabilities
Loans and borrowings	22,555,183	34,213,452	3,380,728	997,338	3,590,987	2,661,811	1,482,326	22,100,262
Principal		21,786,518	2,170,557	498,100	2,389,003	1,768,134	630,669	14,330,055
Interest		12,426,934	1,210,171	499,238	1,201,984	893,677	851,657	7,770,207
Trade accounts payable	9,764,589	9,860,768	9,847,571	4,766	5,689	2,742	-	-
Supply chain finance	1,450,608	1,471,153	1,471,153	-	-	-	-	-
Lease liabilities	2,509,131	3,166,522	513,442	281,022	488,867	383,342	296,721	1,203,128
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	2,619	2,619	-	-	-	-	-	2,619
Currency derivatives	3,276	3,276	3,276	-	-	-	-	-
Commodities derivatives	131,373	131,373	126,336	5,037	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	584	584	584	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly influenced by factors unrelated to its best interests, or substantially modified outside the normal course of business.

24.4.	Market risk management
24.4.1.	Interest rate risk

The indebtedness is essentially linked to the fixed coupon (R$, USD, EUR e TRY), Interbank Deposit Certificate (“CDI”), Broad Consumer Price Index (“IPCA”) and London Interbank Offered Rate (“LIBOR”). In situations of adverse market changes that result in an increase in these rates, the cost of floating-rate debt rises and on the other hand, the cost of fixed-rate debt decreases in relative terms.

Regarding the marketable securities, the Company holds, mainly, instruments indexed by the CDI for investments in Brazil and fixed coupon in USD for investments in the foreign market.

The Company’s exposure to interest rates can be assessed in notes 5 and 15.

The derivative financial instruments used to hedge the exposure to interest rates as of June 30, 2021 are shown in the table below:

06.30.21
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 2nd Issue - 1st series - IPCA + 5.30% p.a	3rd Qtr. 2027	IPCA + 5.30% p.a	CDI + 2.16% p.a.	705,000	BRL	5,890	(925)
Interest rate swap	Debenture - 2nd Issue - 2nd series - IPCA + 5.60% p.a	3rd Qtr. 2030	IPCA + 5.60% p.a	CDI + 2.32% p.a.	950,000	BRL	(850)	(1,677)
							5,040	(2,602)

(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.

24.4.2.	Foreign exchange risk

This risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues, or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i.	Statement of financial position exposure

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	63

	Consolidated
	06.30.21	12.31.20
Cash and cash equivalents	3,465,646	2,855,979
Trade accounts receivable	5,615,160	5,765,753
Trade accounts payable	(964,912)	(859,790)
Loans and borrowings	(13,912,681)	(14,947,793)
Other assets and liabilities, net	95,917	225,694
Exposure of assets and liabilities in foreign currencies	(5,700,870)	(6,960,157)
Derivative financial instruments (hedge)	5,832,688	6,849,947
Exposure in result, net	131,818	(110,210)

The net P&L exposure is mainly composed of the following currencies:

Net P&L Exposure	06.30.21	12.31.20
Argentinian Peso (ARS)	(4,957)	(5,310)
Angolan kwanza (AOA)	199,015	-
Euros (EUR)	(116,545)	104,539
Pound Sterling (GBP)	9,027	9,394
Yen (JPY)	45,585	29,976
Rubles (RUB)	928	(1,261)
Turkish Liras (TRY)	(8,550)	178,906
U.S. Dollars (USD)	7,315	(426,454)
Total	131,818	(110,210)

The Company has exposure to other different currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The derivative financial instruments hired to hedge the foreign currency statement of financial position exposure on June 30, 2021 are not designated as hedge accounting and are set forth below:

06.30.21
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	3rd Qtr. 2021	EUR	265,000	5.9741	709
Non-deliverable forward	USD	BRL	3rd Qtr. 2021	USD	545,000	4.9953	21,773
Non-deliverable forward	BRL	USD	3rd Qtr. 2021	USD	(10,000)	5.3459	3,391
Futures - B3	USD	BRL	3rd Qtr. 2021	USD	317,000	4.9996	15,115
							40,988

Subsidiaries
Non-deliverable forward	EUR	JPY	3rd Qtr. 2021	EUR	18,856	132.5872	(581)
Non-deliverable forward	USD	EUR	3rd Qtr. 2021	EUR	75,226	1.1964	3,253
Total Consolidated							43,660

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	64

ii.	Operating income exposure

The derivative and non-derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on June 30, 2021 are set forth below:

06.30.21
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2021	USD	220,000	5.3304	71,329
Collar	USD Exports	BRL	USD	3rd Qtr. 2021	USD	56,000	5.7065	32,077
Collar	USD Exports	BRL	USD	4th Qtr. 2021	USD	44,000	5.5772	18,538
Collar	USD Exports	BRL	USD	1st Qtr. 2022	USD	15,000	5.9163	8,325
								130,269

06.30.21
Cash flow hedge - Non-derivative instruments	Hedged object		Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent company and consolidated
Bond BRF SA BRFSBZ 5 7/8 (2)	USD Exports		USD	2nd Qtr. 2022	USD	70,928	2.0213	(395,722)
Bond BRF SA BRFSBZ 3.95	USD Exports		USD	2nd Qtr. 2023	USD	150,000	2.0387	(444,525)

								(840,247)

(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	For this instrument, the initial designation was of USD150,000, however there were repurchases with corresponding revocation of the designation in the amounts of USD31,338 at the rate of 3.2408, USD9,350 at the rate of 4.1827, USD27,190 at the rate of 5.1889 e USD11,194 at the rate of 5.5714. The accumulated exchange rate variation of the revoked portions is fixed and reserved in Other Comprehensive Income until the recognition of the hedge object in the second quarter of 2022.
iii.	Investments exposure

The Company holds investments abroad in functional currencies different than the Brazilian Real, which generate currency exposure that affects directly the Company’s Equity, in Other Comprehensive Income.

The non-derivative financial instruments designated as net investment hedge instruments on June 30, 2021 are set forth below:

06.30.21
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Fair value (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2026	USD	75,673	3.7649	(94,315)
Bond - BRF SA BRFSBZ 4.35	BRF Al Yasra Food	USD	3rd Qtr. 2026	USD	108,757	3.7649	(123,833)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2026	USD	65,570	3.7649	(80,650)
							(298,798)

(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	65

24.4.3.	Commodities price risk

The financial instruments designated as cash flow hedges and fair value hedges for the commodities price exposure on June 30, 2021 are set forth below:

06.30.21
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise rate (1)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2021	5,998	ton	417.20	484
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2021	105,000	ton	382.42	462
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2022	29,998	ton	405.51	(2,131)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2022	9,999	ton	406.37	62
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2021	10,000	ton	439.38	(2,052)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2021	4,990	ton	396.28	513
Collar - buy	Soybean purchase - floating price	Soybean - CBOT	3rd Qtr. 2021	5,000	ton	463.82	1,656
Collar - buy	Soybean purchase - floating price	Soybean - CBOT	4th Qtr. 2021	10,000	ton	447.32	4,662
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	3rd Qtr. 2021	3,000	ton	856.57	3,405
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	4th Qtr. 2021	5,999	ton	738.35	3,388
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2022	2,000	ton	858.81	1,148
Collar - buy	Corn purchase - floating price	Corn - B3	3rd Qtr. 2021	7,899	ton	937.59	(235)
Collar - buy	Corn purchase - floating price	Corn - B3	4th Qtr. 2021	7,899	ton	937.59	425
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2021	8,994	ton	861.86	21,491
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2021	2,994	ton	794.77	7,931
							41,209

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.
06.30.21
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise rate (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2022	15,000	ton	503.65	(56)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2021	208,511	ton	160.18	(74,507)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2022	63,077	ton	200.41	(10,724)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2022	156,400	ton	215.50	(15,941)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2022	39,995	ton	184.67	(4,801)
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2021	10,800	ton	1,495.83	581
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2022	12,258	ton	1,674.90	615
Collar - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2021	29,970	ton	1,470.66	(1,870)
Collar - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2021	62,910	ton	1,649.32	4,647
Collar - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2022	19,980	ton	1,575.00	(13)
Put - Buy	Corn purchase - fixed price	Corn - B3	4th Qtr. 2021	5,994	ton	1,616.67	807
							(101,262)

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.
06.30.21
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise rate	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2021	USD	33,399	5.4416	11,891
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2022	USD	20,196	5.3666	4,132
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2022	USD	33,705	5.6207	11,240
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2022	USD	7,386	5.6278	2,000
								29,263

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	66

24.5.	Effects of hedge instruments on financial information

The effects of financial instruments for hedging exchange rate, commodities price and interest rates in the income for the period, in Other Comprehensive Income and in the financial position are set forth below:

Income for the period							Consolidated
Apr - Jun 2021	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total
Net Sales				11,523,458	-	-	11,523,458
Derivatives result		Operating Results	Cash flow	113,443	-	-	113,443
Net Revenue	26			11,636,901	-	-	11,636,901

Cost of Sales				-	(9,331,014)	-	(9,331,014)
Derivatives result		Operating Results	Cash flow / Fair value	-	(79,905)	-	(79,905)
Cost of Sales				-	(9,410,919)	-	(9,410,919)

Interests on loans and borrowings				-	-	(430,690)	(430,690)
Interest Rate Derivatives result		Interest expenses	Cash flow	-	-	4,254	4,254
Foreign Exchange variation on assets and liabilities				858,600	-	-	858,600
Foreign Exchange Derivatives result		Financial Position	Not designated	(908,782)	-	-	(908,782)
Effects on Financial Result	28			(50,182)	-	(426,436)	(476,618)

Other Comprehensive Income							Consolidated
Apr - Jun 2021		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	165,973	(88,353)	-	77,620
Non-derivative Instruments – non-current		Operating Results	Cash flow	153,567	-	-	153,567
Non-derivative Instruments - non-current		Foreign investments	Net investment	170,637	-	-	170,637
Other Comprehensive Income (1)				490,177	(88,353)	-	401,824

Income for the period							Consolidated
Jan - Jun 2021	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				22,190,161	-	-	22,190,161
Derivatives result		Operating Results	Cash flow	38,717	-	-	38,717
Net Revenue	26			22,228,878	-	-	22,228,878

Cost of Sales				-	(17,611,029)	-	(17,611,029)
Derivatives result		Operating Results	Cash flow / Fair value	-	(196,907)	-	(196,907)
Cost of Sales				-	(17,807,936)	-	(17,807,936)

Interests on loans and borrowings				-	-	(855,810)	(855,810)
Interest Rate Derivatives result		Interest expenses	Fair value	-	-	5,040	5,040
Foreign Exchange variation on assets and liabilities				266,215	-	-	266,215
Foreign Exchange Derivatives result		Financial Position	Not designated	(416,061)	-	-	(416,061)
Effects on Financial Result	28			(149,846)	-	(850,770)	(1,000,616)

Other Comprehensive Income							Consolidated
Jan - Jun 2021		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	83,494	(39,932)	-	43,562
Non-derivative Instruments – non-current		Operating Results	Cash flow	42,971	-	-	42,971
Non-derivative Instruments - non-current		Foreign investments	Net investment	45,877	-	-	45,877
Other Comprehensive Income (1)				172,342	(39,932)	-	132,410

(1)	All effects are presented gross of taxes.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	67

Statement of financial position							Consolidated
06.30.21	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	159,532	(60,053)	5,040	104,519
Not designated derivatives		Financial Position	Not designated	43,660	-	-	43,660
Asset / (Liability) net				203,192	(60,053)	5,040	148,179

Derivative Instruments - current (2)		Operating Results	Cash flow	131,436	131,374	-	262,810
Non-derivative instruments – non-current		Operating Results	Cash flow	(840,247)	-	-	(840,247)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(298,798)	-	-	(298,798)
Other Comprehensive Income (1)				(1,007,609)	131,374	-	(876,235)

Derivatives result		Operating Results	Cash flow / Fair value	-	638,481	-	638,481
Inventories	7			-	638,481	-	638,481

(1)	All effects are presented gross of taxes.
(2)	Includes R$(2,937) related to the time value of the foreign exchange option contracts, and R$641 related to the time value of the commodity options contracts.

Statement of financial position							Consolidated
12.31.20	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	95,558	(144,057)	-	(48,499)
Not designated derivatives		Financial Position	Not designated	55,442	-	(14,649)	40,793
Asset / (Liability) net				151,000	(144,057)	(14,649)	(7,706)

Derivative Instruments - current		Operating Results	Cash flow	47,942	171,306	-	219,248
Non-derivative instruments – non-current		Operating Results	Cash flow	(883,218)	-	-	(883,218)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(344,674)	-	-	(344,674)
Other Comprehensive Income				(1,179,950)	171,306	-	(1,008,644)

Derivatives result		Operating Results	Cash flow / Fair value	-	442,398	-	442,398
Inventories	7			-	442,398	-	442,398

In the statement of cash flows, the effect of the derivative financial instruments designated as hedge accounting is presented in the line item in which the hedged object is recorded. For the instruments not designated, the effects are presented in the Derivative Financial Instruments line item.

Summarized financial position of derivative financial instruments:

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	68

	Parent company		Consolidated
	06.30.21	12.31.20	06.30.21	12.31.20
Asset
Designated as hedge accounting
Currency derivatives	162,808	177,208	162,808	177,208
Commodities derivatives	71,320	125,304	71,320	125,304
Interest rate derivatives	7,659	-	7,659	-
Not designated as hedge accounting
Currency derivatives	40,988	59,037	44,244	75,478
	282,775	361,549	286,031	377,990

Current assets	272,881	361,315	276,137	377,756
Non-current assets	9,894	234	9,894	234

Liabilities
Designated as hedge accounting
Currency derivatives	(3,276)	(81,650)	(3,276)	(81,650)
Commodities derivatives	(131,373)	(269,361)	(131,373)	(269,361)
Interest rate derivatives	(2,619)	-	(2,619)	-
Not designated as hedge accounting
Currency derivatives	-	(13,610)	(584)	(20,036)
Interest rate derivatives	-	(14,649)	-	(14,649)
	(137,268)	(379,270)	(137,852)	(385,696)

Current liabilities	(129,613)	(378,543)	(130,197)	(384,969)
Non-current liabilities	(7,655)	(727)	(7,655)	(727)

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	69

24.6.	Sensitivity analysis

The Management understands that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The amounts below represent the possible impacts (incremental results) of the hedging instruments and their respective hedged positions, considering situations of increase and decrease in the selected risk factors.

The information used in the preparation of the analysis is based on the position as of June 30, 2021, which has been described in the items above. The future results may diverge significantly of the estimated values if the reality presents different than the assumptions used. Positive values indicate gains and negative values indicate losses.

	Scenario
Exchange rate - Balance	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.0022	2.5011	3.7517	4.5020	5.5024	6.2528	7.5033

Monetary Assets and Liabilities		2,352,379	1,176,190	470,476	(470,476)	(1,176,190)	(2,352,379)
Derivative Instruments - Not designated		(2,356,036)	(1,178,018)	(471,207)	471,207	1,178,018	2,356,036
Net effect		(3,657)	(1,828)	(731)	731	1,828	3,657

EUR	5.9276	2.9638	4.4457	5.3348	6.5204	7.4095	8.8914

Monetary Assets and Liabilities		674,893	337,447	134,979	(134,979)	(337,447)	(674,893)
Derivative Instruments - Not designated		(616,621)	(308,310)	(123,324)	123,324	308,310	616,621
Net effect		58,272	29,137	11,655	(11,655)	(29,137)	(58,272)

JPY	0.0451	0.0225	0.0338	0.0405	0.0496	0.0563	0.0676

Monetary Assets and Liabilities		(79,105)	(39,553)	(15,821)	15,821	39,553	79,105
Derivative Instruments - Not designated		56,313	28,156	11,263	(11,263)	(28,156)	(56,313)
Net effect		(22,792)	(11,397)	(4,558)	4,558	11,397	22,792

RUB	0.0684	0.0342	0.0513	0.0615	0.0752	0.0854	0.1025

Monetary Assets and Liabilities		(464)	(232)	(93)	93	232	464
Net effect		(464)	(232)	(93)	93	232	464

TRY	0.5746	0.2873	0.4310	0.5171	0.6321	0.7183	0.8619

Monetary Assets and Liabilities		4,275	2,137	855	(855)	(2,137)	(4,275)
Net effect		4,275	2,137	855	(855)	(2,137)	(4,275)

AOA	0.0077	0.0038	0.0058	0.0069	0.0084	0.0096	0.0115

Monetary Assets and Liabilities		(99,508)	(49,754)	(19,902)	19,902	49,754	99,508
Net effect		(99,508)	(49,754)	(19,902)	19,902	49,754	99,508

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.0022	2.5011	3.7517	4.5020	5.5024	6.2528	7.5033

Revenue in USD		(1,390,432)	(695,216)	(278,086)	278,086	695,216	1,390,432
NDF		550,242	275,121	110,048	(110,048)	(275,121)	(550,242)
Collar		287,627	143,813	57,525	(51,713)	(110,661)	(254,475)
Loans - Designated		552,563	276,282	110,513	(110,513)	(276,282)	(552,563)
Net effect		-	-	-	5,812	33,152	33,152

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	70

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.0022	2.5011	3.7517	4.5020	5.5024	6.2528	7.5033

Cost of Sales		(236,819)	(118,409)	(47,364)	47,364	118,409	236,819
NDF		236,819	118,409	47,364	(47,364)	(118,409)	(236,819)
Net effect		-	-	-	-	-	-

	Scenario
Operating results - Commodities	Base (1)	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
Soy Grain - CBOT	513	256	385	462	564	641	769

Cost of Sales		3,847	1,924	769	(769)	(1,924)	(3,847)
Collar		(6,428)	(2,564)	(872)	1,545	3,863	7,727
NDF		3,847	1,924	769	(769)	(1,924)	(3,847)
Net effect		1,266	1,284	666	7	15	33

Soybean Meal - CBOT	400	200	300	360	440	500	600

Cost of Sales		47,991	23,995	9,598	(9,598)	(23,995)	(47,991)
Collar		(6,645)	(3,199)	(1,156)	320	2,167	5,614
NDF		(41,393)	(20,697)	(8,279)	8,279	20,697	41,393
Net effect		(47)	99	163	(999)	(1,131)	(984)

Soybean Oil - CBOT	1,401	701	1,051	1,261	1,541	1,752	2,102

Cost of Sales		8,398	4,199	1,680	(1,680)	(4,199)	(8,398)
Collar		(6,982)	(4,199)	(1,680)	1,680	4,199	8,398
Net effect		1,416	-	-	-	-	-

Corn - CBOT	230	115	173	207	254	288	346

Cost of Sales		(37,801)	(18,900)	(7,560)	7,560	18,900	37,801
NDF		37,801	18,900	7,560	(7,560)	(18,900)	(37,801)
Net effect		-	-	-	-	-	-

Corn - B3	1,543	771	1,157	1,388	1,697	1,928	2,314

Cost of Sales		(125,084)	(62,542)	(25,017)	25,017	62,542	125,084
Collar		70,399	35,553	13,897	(8,135)	(25,568)	(61,261)
NDF		17,786	8,893	3,557	(3,557)	(8,893)	(17,786)
Put		4,631	2,316	926	(428)	(428)	(428)
Net effect		(32,268)	(15,780)	(6,637)	12,897	27,653	45,609

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	71

24.7.	Financial instruments by category

	Parent company
	06.30.21
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	85,734	-	85,734
Cash equivalents	-	2,565,839	2,565,839
Marketable securities	-	329,947	329,947
Restricted cash	24,246	-	24,246
Trade accounts receivable	6,200,964	241,381	6,442,345
Other receivables	71,219	-	71,219
Derivatives not designated	-	40,988	40,988
Derivatives designated as hedge accounting (1)	-	241,787	241,787

Liabilities
Trade accounts payable	(8,839,649)	-	(8,839,649)
Supply chain finance	(1,450,608)	-	(1,450,608)
Loans and borrowings (2)	(17,801,989)	(1,634,128)	(19,436,117)
Derivatives designated as hedge accounting (1)	-	(137,268)	(137,268)
	(21,710,083)	1,648,546	(20,061,537)

(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings the is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

	Parent company
	12.31.20
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	118,307	-	118,307
Cash equivalents	-	3,757,832	3,757,832
Marketable securities	-	327,559	327,559
Restricted cash	24,358	-	24,358
Trade accounts receivable	4,906,964	310,265	5,217,229
Other receivables	86,404	-	86,404
Derivatives not designated	-	59,037	59,037
Derivatives designated as hedge accounting	-	302,512	302,512

Liabilities
Trade accounts payable	(8,170,012)	-	(8,170,012)
Supply chain finance	(1,452,637)	-	(1,452,637)
Loans and borrowings	(19,310,254)	-	(19,310,254)
Derivatives not designated	-	(28,259)	(28,259)
Derivatives designated as hedge accounting	-	(351,011)	(351,011)
	(23,796,870)	4,377,935	(19,418,935)

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	72

	Consolidated
	06.30.21
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	3,015,503	-	3,015,503
Cash equivalents	-	3,926,339	3,926,339
Marketable securities	318,123	331,321	649,444
Restricted cash	24,246	-	24,246
Trade accounts receivable	2,726,982	241,381	2,968,363
Other receivables	71,219	-	71,219
Derivatives not designated	-	44,244	44,244
Derivatives designated as hedge accounting (1)	-	241,787	241,787

Liabilities
Trade accounts payable	(9,764,589)	-	(9,764,589)
Supply chain finance	(1,450,608)	-	(1,450,608)
Loans and borrowings (2)	(20,921,055)	(1,634,128)	(22,555,183)
Derivatives not designated	-	(584)	(584)
Derivatives designated as hedge accounting (1)	-	(137,268)	(137,268)
Written option– business combination	-	(106,095)	(106,095)
	(25,980,179)	2,906,997	(23,073,182)

(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings the is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

	Consolidated
	12.31.20
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	2,439,072	-	-	2,439,072
Cash equivalents	-	-	5,137,553	5,137,553
Marketable securities	287,504	42,029	329,202	658,735
Restricted cash	24,358	-	-	24,358
Trade accounts receivable	3,789,616	-	310,265	4,099,881
Other receivables	86,404	-	-	86,404
Derivatives not designated	-	-	75,478	75,478
Derivatives designated as hedge accounting	-	-	302,512	302,512

Liabilities
Trade accounts payable	(9,009,987)	-	-	(9,009,987)
Supply chain finance	(1,452,637)	-	-	(1,452,637)
Loans and borrowings	(22,404,426)	-	-	(22,404,426)
Derivatives not designated	-	-	(34,685)	(34,685)
Derivatives designated as hedge accounting	-	-	(351,011)	(351,011)
Written option– business combination	-	-	(185,401)	(185,401)
	(26,240,096)	42,029	5,583,913	(20,614,154)

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	73

24.8.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 – Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 – Instruments for which significant inputs are non-observable. The Company has a financial liability arising from a put option written in the context of a business combination.

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the six-month period ended on June 30, 2021, there were no changes among the 3 levels of hierarchy.

	Parent company
	06.30.21			12.31.20
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	119,550	-	119,550	102,336	-	102,336
Bank deposit certificates	-	2,442,530	2,442,530	-	3,650,812	3,650,812
Financial treasury bills	315,036	-	315,036	312,515	-	312,515
Investment funds	18,670	-	18,670	19,728	-	19,728
Trade accounts receivable	-	241,381	241,381	-	310,265	310,265
Derivatives	-	282,775	282,775	-	361,549	361,549
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(137,268)	(137,268)	-	(379,270)	(379,270)
Loans and borrowings	-	(1,634,128)	(1,634,128)	-	-	-
	453,256	1,195,290	1,648,546	434,579	3,943,356	4,377,935

	Consolidated
	06.30.21				12.31.20
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial Assets
Fair value through other comprehensive income
Stocks	-	-	-	-	42,029	-	-	42,029
Fair value through profit and loss
Savings account and overnight	1,420,426	-	-	1,420,426	1,220,232	-	-	1,220,232
Term deposits	49,953	-	-	49,953	250,189	-	-	250,189
Bank deposit certificates	-	2,452,201	-	2,452,201	-	3,662,448	-	3,662,448
Financial treasury bills	315,036	-	-	315,036	312,515	-	-	312,515
Investment funds	20,044	-	-	20,044	21,371	-	-	21,371
Trade accounts receivable	-	241,381	-	241,381	-	310,265	-	310,265
Derivatives	-	286,031	-	286,031	-	377,990	-	377,990
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(137,852)	-	(137,852)	-	(385,696)	-	(385,696)
Loans and borrowings	-	(1,634,128)	-	(1,634,128)	-	-	-	-
Written option– business combination	-	-	(106,095)	(106,095)	-	-	(185,401)	(185,401)
	1,805,459	1,207,633	(106,095)	2,906,997	1,846,336	3,965,007	(185,401)	5,625,942

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	74

		Parent company and Consolidated
			06.30.21		12.31.20
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 5 7/8	USD	2022	(354,656)	(371,839)	(367,714)	(389,611)
BRF SA BRFSBZ 4 3/4	USD	2024	(1,480,939)	(1,580,701)	(1,538,086)	(1,659,891)
BRF SA BRFSBZ 3.95	USD	2023	(1,164,622)	(1,217,553)	(1,207,468)	(1,275,598)
BRF SA BRFSBZ 2 3/4	EUR	2022	(989,814)	(1,012,445)	(1,081,404)	(1,105,478)
BRF SA BRFSBZ 4 7/8	USD	2030	(3,502,512)	(3,707,880)	(3,951,539)	(4,333,054)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,949,066)	(4,187,092)	(4,106,115)	(4,705,851)
Debenture - 1st Issue	BRL	2026	(792,807)	(810,362)	(771,138)	(778,016)
Debenture - 2nd Issue	BRL	2030	(2,364,235)	(2,411,963)	(2,250,867)	(2,225,796)
Debenture - 3rd Issue	BRL	2031	(980,044)	(919,039)	-	-
Parent company			(15,578,695)	(16,218,874)	(15,274,331)	(16,473,295)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(2,486,110)	(2,661,659)	(2,577,667)	(2,779,574)
Consolidated			(18,064,805)	(18,880,533)	(17,851,998)	(19,252,869)

24.8.1.	Level 3 measurement

The Company holds a financial liability arising from a put option written in the context of a business combination. This option gives the non-controlling shareholder the right to sell its equity stake in the subsidiary for an amount equivalent, in Turkish Liras, to a multiple of the Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of the economic group of this subsidiary in the last 12 months prior to the exercise. The exercise period is comprised of the six-month period beginning on May 25, 2021. This liability is measured at the present value of redemption amount using internal assumptions regarding the results of that economic group.

The effects of the subsequent measurement resulted in a gain in financial results of R$74,172 in the six-month ended on June 30, 2021 (gain of R$390,353 in the same period of the prior year) and a loss of R$28,121 for the three-month period ended on June 30, 2021 (gain of R$337,677 in the same period of the prior year), as per note 28.

25.	SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	Poultry: production and sale of whole poultry and in-natura cuts.
»	Pork and others: production and sale of in-natura cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness), as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales for each reportable operating segment is set forth below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	75

	Consolidated
		2021		2020
Net sales	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Brazil
In-natura	1,399,081	2,746,505	1,093,445	2,350,532
Poultry	1,035,554	2,069,002	793,689	1,763,725
Pork and other	363,527	677,503	299,756	586,807
Processed	4,393,007	8,426,675	3,541,008	6,933,812
Other sales	25,200	37,042	8,402	13,665
	5,817,288	11,210,222	4,642,855	9,298,009

International
In-natura	4,577,130	8,608,000	3,563,006	7,016,267
Poultry	3,828,284	7,244,702	3,007,661	5,978,347
Pork and other	748,846	1,363,298	555,345	1,037,920
Processed	722,780	1,403,685	563,054	1,074,175
Other sales	128,080	237,372	81,226	132,547
	5,427,990	10,249,057	4,207,286	8,222,989

Other segments	391,623	769,599	253,785	531,993
	11,636,901	22,228,878	9,103,926	18,052,991

The income (loss) before financial results for each segment and for Corporate is set forth below:

	Consolidated
		2021		2020
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Brazil	125,425	499,903	352,266	716,145
International	281,156	455,980	227,685	668,333
Other segments	86,166	177,059	22,628	60,157
Sub total	492,747	1,132,942	602,579	1,444,635
Corporate	87,575	75,291	(15,392)	(302,769)
	580,322	1,208,233	587,187	1,141,866

The composition of the main effects not allocated to the operating segments and presented as Corporate is set forth below:

	Consolidated
		2021		2020
Corporate	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Investigations involving the Company (note 1.4)	(2,905)	(8,142)	(11,771)	(24,072)
Reversal/(provision) for tax and civil contingencies	79,243	74,925	(19,263)	(59,889)
Expenses COVID-19 (1)	(17,054)	(24,996)	(2,182)	(26,260)
Results with sale and disposal of fixed assets	6,430	12,085	5,287	(5,987)
Expenses with demobilization	(816)	(3,020)	-	-
Impairment and result in the sale of investments	23,471	23,590	993	(6,764)
Agreement - Class Action	-	-	-	(204,436)
Arbitration reversal	-	-	14,520	14,520
Restructuring plan	-	-	13	13
Other	(794)	849	(2,989)	10,106
	87,575	75,291	(15,392)	(302,769)

(1)	Mainly comprised of donations in Brazil, consultants and expenses with health and safety, which are not associated with the business segments.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	76

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the six-month period ended on June 30, 2021 and 2020.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	06.30.21	12.31.20	06.30.21	12.31.20	06.30.21	12.31.20
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,726,882	1,784,079	314,057	345,260	2,040,939	2,129,339
	2,878,380	2,935,577	1,296,535	1,327,738	4,174,915	4,263,315

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

26.	NET SALES
	Parent company				Consolidated
		2021		2020		2021		2020
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Gross sales
Brazil	7,199,687	13,886,104	5,739,830	11,506,128	7,199,687	13,886,104	5,739,830	11,506,128
International	4,056,673	7,605,682	2,198,586	4,751,730	5,803,099	10,986,923	4,537,513	8,804,578
Other segments	400,017	790,106	274,412	566,044	430,969	847,609	283,285	590,579
	11,656,377	22,281,892	8,212,828	16,823,902	13,433,755	25,720,636	10,560,628	20,901,285

Sales deductions
Brazil	(1,382,399)	(2,675,882)	(1,096,975)	(2,208,119)	(1,382,399)	(2,675,882)	(1,096,975)	(2,208,119)
International	(6,175)	(10,757)	(24,698)	(48,646)	(375,109)	(737,866)	(330,227)	(581,589)
Other segments	(36,486)	(72,547)	(27,746)	(54,683)	(39,346)	(78,010)	(29,500)	(58,586)
	(1,425,060)	(2,759,186)	(1,149,419)	(2,311,448)	(1,796,854)	(3,491,758)	(1,456,702)	(2,848,294)

Net sales
Brazil	5,817,288	11,210,222	4,642,855	9,298,009	5,817,288	11,210,222	4,642,855	9,298,009
International	4,050,498	7,594,925	2,173,888	4,703,084	5,427,990	10,249,057	4,207,286	8,222,989
Other segments	363,531	717,559	246,666	511,361	391,623	769,599	253,785	531,993
	10,231,317	19,522,706	7,063,409	14,512,454	11,636,901	22,228,878	9,103,926	18,052,991

27.	OTHER OPERATING INCOME (EXPENSES), NET
	Parent company				Consolidated
		2021		2020		2021		2020
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Recovery of expenses (1)	9,259	69,213	156,174	234,651	9,280	69,236	156,370	235,057
Provision reversal	-	-	70,625	70,625	-	-	70,625	70,625
Scrap sales	2,875	5,853	2,742	5,434	2,941	5,956	2,787	5,562
Provision for civil and tax risks	79,285	74,971	(22,796)	(65,272)	79,344	74,720	(23,045)	(65,520)
Other employees benefits	(7,078)	(14,413)	(8,214)	(15,649)	(7,078)	(14,413)	(8,214)	(15,649)
Insurance claims costs	(8,350)	(11,526)	(1,791)	(5,476)	(7,872)	(11,282)	(828)	(2,517)
Gains (losses) on the disposal of non-financial assets	3,533	7,304	7,390	(2,380)	30,158	36,015	223	(7,153)
Employee participation and bonuses	(6,405)	(14,526)	(71,874)	(121,399)	(8,495)	(29,055)	(71,347)	(117,992)
Demobilization expenses	(862)	(2,993)	(2,108)	(5,863)	(816)	(3,020)	(1,998)	(6,255)
Expected credit losses in other receivables	(749)	(1,089)	(92)	(3,185)	(749)	(1,089)	308	(3,157)
Other (2)	(5,129)	(11,405)	17,165	(175,596)	(914)	(1,888)	10,205	(193,001)
	66,379	101,389	147,221	(84,110)	95,799	125,180	138,553	(100,000)

(1)	Includes recovery of PIS and COFINS taxes on inputs in the amount of R$27,164 and effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation basis of Batávia in the amount of R$29,887 (note 9.1) for the six-month period ended on June 30, 2021 (R$227,423 of recovery of PIS and COFINS taxes on inputs in the same period of previous year).
(2)	Includes expenditures with investigations (note 1.4) and in 2020 expenses with class action agreement.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	77

28.	FINANCIAL INCOME (EXPENSES), NET
		Parent company				Consolidated
			2021		2020		2021		2020
	Note	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Financial income
Interest on cash and cash equivalents	4	23,147	40,404	32,813	53,847	31,097	57,364	21,474	51,029
Income with marketable securities	5	2,628	4,279	2,478	21,921	11,766	18,018	28,800	45,387
Fair value through other comprehensive income		-	-	-	-	-	-	243	454
Fair value through profit and loss		2,447	3,987	2,306	6,060	2,455	3,996	2,305	5,716
Amortized cost		181	292	172	15,861	9,311	14,022	26,252	39,217
Interest on recoverable taxes (1)	9	34,400	111,922	23,659	80,256	34,422	111,961	23,704	80,340
Interest on other assets		6,395	18,836	7,382	17,085	6,539	19,134	7,855	17,955
		66,570	175,441	66,332	173,109	83,824	206,477	81,833	194,711
Financial expenses
Interests on loans and borrowings	15	(380,513)	(755,022)	(272,631)	(550,464)	(430,690)	(855,810)	(317,077)	(631,570)
Interest with related parties	30	(81,302)	(156,747)	(100,565)	(181,326)	-	-	-	-
Interest on contingencies	21	(79,267)	(120,888)	(28,818)	(85,577)	(79,267)	(120,888)	(28,818)	(85,577)
Interest on leases	18	(42,099)	(85,773)	(47,015)	(95,261)	(61,691)	(116,981)	(51,494)	(103,863)
Interest on actuarial liabilities		(9,984)	(19,968)	(9,303)	(18,587)	(11,209)	(22,629)	(10,224)	(20,363)
Interest on other liabilities		4,442	(286)	3,956	5,360	4,394	(351)	3,977	5,384
Written option - Business combination	24.8.1	-	-	-	-	(28,121)	74,172	337,677	390,353
Adjustment to present value	6 and 16	(143,397)	(286,494)	(90,680)	(181,468)	(142,721)	(286,100)	(90,557)	(181,498)
Other		(34,000)	(51,871)	(32,827)	(85,300)	(47,969)	(95,102)	(10,047)	(108,779)
		(766,120)	(1,477,049)	(577,883)	(1,192,623)	(797,274)	(1,423,689)	(166,563)	(735,913)
Monetary, exchange and derivative results, net
Exchange rate variation on monetary assets and liabilities		2,612,268	834,380	(1,265,586)	(6,120,056)	858,600	266,215	(334,800)	(1,533,734)
Derivative results		(889,438)	(416,241)	227,599	1,268,540	(904,528)	(411,021)	229,227	1,278,164
		1,722,830	418,139	(1,037,987)	(4,851,516)	(45,928)	(144,806)	(105,573)	(255,570)
		1,023,280	(883,469)	(1,549,538)	(5,871,030)	(759,378)	(1,362,018)	(190,303)	(796,772)

(1)	For the six-month period ended on June 30, 2021, the effect includes the final decision related to the exclusion of ICMS from the PIS and COFINS calculation basis from Batávia (note 9) in the amount of R$45,156 (null in the same period of the previous year).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	78

29.	STATEMENT OF INCOME BY NATURE

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company				Consolidated
		2021		2020		2021		2020
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Costs of sales
Raw materials and supplies (1)	6,270,908	11,301,971	4,231,356	8,139,255	7,141,711	13,264,616	5,047,664	9,722,981
Salaries and employees benefits	1,045,274	2,065,117	983,001	1,914,252	1,064,560	2,103,960	1,002,007	1,947,175
Depreciation	476,697	921,537	419,500	835,104	522,284	1,007,993	460,821	913,052
Amortization	13,759	38,871	12,704	26,389	30,458	71,520	29,238	57,583
Other	659,221	1,343,360	536,325	1,096,795	651,906	1,359,847	585,304	1,180,331
	8,465,859	15,670,856	6,182,886	12,011,795	9,410,919	17,807,936	7,125,034	13,821,122

Sales expenses
Indirect and direct logistics expenses	666,956	1,220,478	547,545	1,063,078	754,265	1,416,093	624,692	1,208,409
Marketing	120,140	232,774	86,606	203,672	159,423	316,604	136,138	290,233
Salaries and employees benefits	266,092	516,581	267,851	517,086	358,715	696,467	353,584	671,734
Depreciation	50,080	93,516	37,740	68,621	117,002	192,023	57,533	111,113
Amortization	16,074	41,428	15,319	29,038	21,813	54,150	22,753	42,712
Other	125,656	244,197	102,720	208,853	132,894	301,801	166,189	321,022
	1,244,998	2,348,974	1,057,781	2,090,348	1,544,112	2,977,138	1,360,889	2,645,223

Administrative expenses
Salaries and employees benefits	62,221	108,474	50,540	90,720	100,562	184,309	85,617	155,839
Fees	13,574	24,824	17,350	29,213	13,574	24,824	17,350	29,213
Depreciation	8,384	17,153	8,172	14,483	11,147	26,706	12,130	21,627
Amortization	10,802	21,902	6,646	14,245	11,334	23,066	7,505	15,713
Other	32,192	53,500	39,901	61,229	55,658	93,354	67,863	110,633
	127,173	225,853	122,609	209,890	192,275	352,259	190,465	333,025

(1)	Includes recoveries of PIS and COFINS taxes on inputs and export credits in the amount of R$34,266 for the six-month period ended on June 30, 2021 (null in the same period of the previous year).

The Company incurred in expenses with internal research and development of new products of R$20,456 for the six-month period ended on June 30, 2021 in the parent company and in the consolidated (R$31,187 in the parent company and in the consolidated in the same period of the prior year) and R$9,604 for the three-month period ended on June 30, 2021 in the parent company and in the consolidated (R$14,872 in the parent company and in the consolidated in the same period of the prior year).

30.	RELATED PARTIES

In the normal course of business, rights and obligations arise between related parties, resulting from transactions of sale and purchase of products, as well as from financial operations.

The Company holds a Related Parties Transactions Policy, which was reviewed and approved by the Board of Directors and applies to all subsidiaries of the group.

The policy mentioned above provides the conditions that must be observed for the realization of a transaction between related parties, as well as establishes approval hierarchies according to the value and nature of the transactions involved. The policy also foresees situations of conflict of interests and how they must be conducted.

In May and June 2021, Marfrig Global Foods S.A. (“Marfrig”) acquired common shares issued by BRF S.A., achieving 31.66% of participation in the Company’s capital stock. With such participation, Marfrig is able to exercise significant influence over BRF S.A., becoming a related party. The transactions and balances with Marfrig and its subsidiaries during the period are presented below.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	79

The balances of the transactions with related parties are as follows:

											Parent company
	Accounts receivable		Dividends and interest on shareholders' equity receivable		Loans		Trade accounts payable		Other rights		Advances and other liabilities
	06.30.21	12.31.20	06.30.21	12.31.20	06.30.21	12.31.20	06.30.21	12.31.20	06.30.21	12.31.20	06.30.21		12.31.20
Banvit	-	-	-	-	-	-	-	-	521	190	-		-
BRF Energia S.A.	-	-	-	-	-	-	(30,609)	(13,063)	-	-	-		-
BRF Foods GmbH	591,693	799,571	-	-	-	-	-	-	104	54	(55)		(56)
BRF Foods LLC	-	-	-	-	-	-	-	-	491	501	-		(2)
BRF Global GmbH	4,993,989	2,319,292	-	-	-	-	-	-	-	-	(8,264,790)	(1)	(7,095,587)
BRF GmbH	-	-	-	-	-	-	-	-	101	995	(1,716,341)	(2)	(1,845,759)
BRF Pet S.A.	13,695	6,228	-	-	-	-	(37)	(37)	485	480	-		-
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	-	-	309	315	-	-	-	-	-		-
Federal Foods	-	-	-	-	-	-	-	-	-	-	(464)		-
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	-	-	(3,303)		(3,069)
Sadia Chile S.A.	125,917	114,742	-	-	-	-	-	-	3	3	-		-
Sadia International Ltd.	-	-	-	-	-	-	-	-	-	-	-		(18,990)
Sadia Uruguay S.A.	3,237	5,743	-	-	-	-	-	-	-	-	(39,890)		(38,823)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	10	10	-	-	-	-	-	-	-		-
Marfrig Global Foods S.A.	6,563	-	-	-	-	-	(33,218)	-	-	-	-		-
Marfrig Chile S.A.	1,380	-	-	-	-	-	-	-	-	-	-		-
Total	5,736,474	3,245,576	10	10	309	315	(63,864)	(13,100)	1,705	2,223	(10,024,843)		(9,002,286)

(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other Obligations with Related Parties.
	Consolidated
	Accounts receivable	Trade accounts payable
	06.30.21	06.30.21
Marfrig Global Foods S.A.	6,563	(33,218)
Marfrig Chile S.A.	2,271	-
Total	8,834	(33,218)

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	80

									Parent company
	Sales				Financial results, net				Purchases
		2021		2020		2021		2020		2021		2020
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
BRF Energia S.A.	-	-	-	-	-	-	-	-	(87,272)	(169,145)	(60,244)	(131,460)
BRF Foods GmbH	56,284	107,340	47,582	93,362	-	-	-	-	-	-	-	-
BRF Global GmbH	3,705,021	7,123,995	2,693,708	5,307,306	(80,665)	(155,603)	(82,775)	(147,907)	-	-	-	-
BRF Pet S.A.	2,854	5,788	1,317	2,487	-	-	-	-	-	-	(29)	(58)
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	-	-	3	6	4	7	-	-	-	-
Perdigão International Ltd.	-	-	-	-	-	-	(17,084)	(31,879)	-	-	-	-
Sadia Alimentos S.A.	-	-	-	-	(42)	(84)	(166)	(361)	-	-	-	-
Sadia Chile S.A.	45,124	83,906	46,936	79,518	-	-	-	-	-	-	-	-
Sadia Uruguay S.A.	15,639	31,360	11,270	20,713	(598)	(1,066)	(544)	(1,186)	-	-	-	-
Marfrig Chile S.A. (1)	1,376	1,376	-	-	-	-	-	-	-	-	-	-
Marfrig Global Foods S.A. (1)	7,943	7,943	-	-	-	-	-	-	(49,875)	(49,875)	-	-
Total	3,834,241	7,361,708	2,800,813	5,503,386	(81,302)	(156,747)	(100,565)	(181,326)	(137,147)	(219,020)	(60,273)	(131,518)

	Consolidated
	Sales		Purchases
		2021		2021
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Marfrig Chile S.A. (1)	2,156	2,156	-	-
Marfrig Global Foods S.A. (1)	7,943	7,943	(54,530)	(54,530)
Total	10,099	10,099	(54,530)	(54,530)

(1)	The period ranges from May 21,2021 to June 30, 2021.

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy. As of June 31, 2021, the balance of these transactions was R$2,000,279 (R$2,116,463 as of December 31, 2020) with a weighted average rate of 4.09% p.a. (3.01% p.a. as of December 31, 2020).

The Company has made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 20). Additionally, the Company leased properties owned by BRF Previdência, and for the six-month period ended on June 30, 2021 the total amount of lease payments was R$10,207 (R$9,764 in the same period of the prior year) for the three-month period ended on June 30, 2021, the total amount of lease payments was R$5,046 (R$4,882 in the same period of the prior year).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

30.1.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
		2021		2020
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Salary and profit sharing	17,512	31,187	23,638	35,605
Short-term benefits (1)	230	424	1,492	1,611
Private pension	293	590	589	896
Termination benefits	749	1,498	1,439	4,403
Share-based payment	7,338	14,186	4,360	8,394
	26,122	47,885	31,518	50,909

(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$13,227 for the six-month period ended on June 30, 2021 (R$9,435 in the same period of the prior year) and R$4,998 for the three-month period ended on June 30, 2021 (R$4,835 in the same period of the prior year).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	81

31.	COMMITMENTS

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

Parent company		Consolidated
	06.30.21	06.30.21
Current	4,850,421	5,121,264
Non-current	1,931,718	2,167,664
July to december 2022	565,093	662,406
2023	563,086	667,129
2024	235,693	262,895
2025	164,320	171,708
2026 onwards	403,526	403,526
	6,782,139	7,288,928

32.	TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the six-month period ended on June 30, 2021:

(i)	Capitalized loan interest: as referred in note 13.
(ii)	Addition of lease by right-of-use assets and respective lease liability: in the six-month period ended on June 30, 2021 amounted to R$195,829 in the parent company and R$378,575 in the consolidated (R$171,669 in the parent company and R$227,600 in the same period of the prior year) and in the three-month period ended on June 30, 2021, amounted to R$140,918 in the parent company and R$246,208 in the consolidated (R$21,260 in the parent company and R$21,463 in the same period of the prior year).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	82

33.	EVENTS AFTER THE REPORTING PERIOD
33.1.	Investments in Aleph Farms, Ltd

On July 2, 2021, the Company participated in the round of investments (Series B) promoted by Aleph Farms, Ltd (“Aleph”), an Israeli startup that develops proteins in the laboratory from animal cells. The Company contributed the amount equivalent to R$13,082 (USD2,500), which added to resources from other investors, will be destined to the large-scale global marketing of products made from cultivated meat, as well as expansion of the startup’s portfolio.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	83

34.	APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The interim financial information was approved and the issuance authorized by the Board of Directors on August 12, 2021.

BOARD OF DIRECTORS

Chairman (Independent)	Pedro Pullen Parente
Vice-Chairman (Independent)	Augusto Marques da Cruz Filho
Independent Member	Dan Ioschpe
Independent Member	Flavia Buarque de Almeida
Independent Member	Flavia Maria Bittencourt
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	José Luiz Osório de Almeida Filho
Independent Member	Luiz Fernando Furlan
Independent Member	Marcelo Feriozzi Bacci
Independent Member	Roberto Rodrigues

FISCAL COUNCIL

Chairman	Attílio Guaspari
Member	André Vicentini
Member	Maria Paula Soares Aranha

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator (Independent)	Augusto Marques da Cruz Filho
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	Marcelo Feriozzi Bacci
External Member	Jerônimo Antunes
External Member	Valmir Pedro Rossi

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Lorival Nogueira Luz Júnior
Chief Financial and Investor Relations Officer	Carlos Alberto Bezerra de Moura
Vice-President of People, Services and Technology	Alessandro Rosa Bonorino
Vice-President of Institutional Relations and Sustainability	Grazielle Tallia Parenti
Vice-President of Integrated Planning and Logistics	Leonardo Campo Dallorto
Vice-President of New Business	Marcel Sacco
Vice-President of Quality and Research & Development	Neil Hamilton dos Guimarães Peixoto Jr.
Vice-President of Brazil Market	Sidney Rogério Manzaro
Vice-President of Operations and Procurement	Vinícius Guimarães Barbosa

Marcos Roberto Badollato	Heitor Carpigiani de Paula
Accounting Director	Accountant – CRC 1SP336262/O-4

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	84

COMENTARY ABOUT THE BEHAVIOR OF THE COMPANY’S PROJECTIONS

On December 08, 2020, the management disclosed certain estimates and expectations in connection with the Company for the next ten years, including the following projections:

(a) Expectation to make investments of, approximately, R$ 55 billion within the next ten years, setting up a prudent net financial leverage limit (ratio between net debt and Adjusted EBITDA of the 12 prior months) up to three times;

(b) Period between 2021 and 2023: expectation to achieve a net revenue of approximately R$ 65 billion, with a growing EBITDA twice the size in comparison to the current one, considering the last 12 months ended September 30, 2020;

(c) Period between 2024 and 2026: growth expectation of the net revenue and of the EBITDA of approximately 2,5 times in relation to the current levels, considering the last 12 months ended September 30, 2020 and a revenue growth of more than 60% in the Brazilian market;

(d) Period between 2027 and 2030: expectation to reach a net revenue of more than R$ 100 billion and an EBTIDA growth of more than 3,5 times in relation to the current level, considering the last 12 months ended September 30, 2020, consistent EBITDA Margins above 15%, net margin of approximately 6% and return on invested capital (“ROIC”) of approximately 16%.

The projections disclosed above are mere forecast and reflect the current management’s expectation in relation to BRF’s future. Nevertheless, these projections depend on certain factors and market conditions that escape the Company’s control and, therefore, may differ in relation to numbers and results that will be effectively recorded by the Company.

BREAKDOWN OF THE CAPITAL BY OWNER (NOT REVIEWED)

The shareholding position of the shareholders holding more than 5% of the voting stock, management, members of the Board of Directors is presented below:

	06.30.21		12.31.20
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Food S.A.	257,267,671	31.66	Not available (2)
JPMorgan Chase & Co.	58,109,075	7.15	Not available (2)
Fundação Petrobras de Seguridade Social - Petros (1)	56,947,828	7.01	92,716,266	11.41
Caixa de Previd. dos Func. do Banco do Brasil (1)	50,331,852	6.19	74,856,852	9.21
Kapitalo Investimentos Ltda.	40,784,398	5.02	Not available (2)
Management
Board of Directors	6,385,302	0.79	6,865,302	0.84
Executives	901,819	0.11	605,902	0.07
Treasury shares	4,083,804	0.50	4,766,084	0.59
Other	337,661,497	41.57	632,662,840	77.88
	812,473,246	100.00	812,473,246	100.00

(1)	The pension funds are controlled by employees that participate in the respective entities.
(2)	Information not available, as participation is less than 5%.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	85

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

BRF S.A.

Itajaí - SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (“Company”) contained in the Quarterly Information Form - ITR for the quarter ended June 30, 2021, which comprises the statement of financial position as of June 30, 2021 and the respective statements of income (loss) and comprehensive income (loss) for the three and six-month period then ended, and changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

The Company's management is responsible for the preparation of this individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with standards issued by the Comissão de Valores Mobiliários – CVM, applicable to the preparation of Quarterly Information Form - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information Form – ITR referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by IASB, applicable to the preparation of Quarterly Information Form - ITR, and presented in accordance with the standards issued by the Comissão de Valores Mobiliários – CVM.

Emphasis of matter

We draw attention to explanatory note 1.4 to the interim financial information, individual and consolidated, which describe the investigations concluded by United States Government authorities and the ongoing investigations conducted by Brazilian Government authorities involving the Company, as well as their current and potential developments. In the current stage of the ongoing investigations, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and of their potential developments and, consequently, to record potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future. Our conclusion is not modified in respect of this matter.

Other matters - Statements of Value Added

The interim financial information above mentioned includes the Statements of Value Added, individual and consolidated, for the six-month period ended June 30, 2021, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures together with the review of the Quarterly Information, with the objective of concluding whether they are reconciled with the interim financial information and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that it has not been prepared, in all material respects, in accordance with the criteria defined in this Pronouncement and consistent with the individual and consolidated interim financial information taken as a whole.

São Paulo, August 12, 2021

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Fabian Junqueira Sousa

Accountant CRC 1SP235639/O-0

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	86

OPINION OF THE AUDIT AND INTEGRITY COMMITTEE

The Audit and Integrity Committee of BRF S.A., in fulfilling its statutory and legal duties, examined the interim financial information (parent company and consolidated) for the six-month period ended on June 30, 2021, the Management Report and the review report issued without modification by KPMG Auditores Independentes.

There were no situations of significant divergence between the Company's Management, the independent auditors and the Audit Committee in relation to the Company's interim financial information.

Based on the documents reviewed and the explanations provided, the members of the Audit and Integrity Committee, undersigned, issued the opinion that the interim financial information are in a position to be approved.

São Paulo, August 12, 2021.

Augusto Marques da Cruz Filho

Coordinator (Independent)

Ivandré Motiel da Silva

Non-Independent member

Marcelo Feriozzi Bacci

Independent member

Jerônimo Antunes

External member

Valmir Pedro Rossi

External member

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	87

STATEMENT OF EXECUTIVE BOARD ON THE INTERIM FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction No. 480/09, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company's interim financial information for the six-month period ended on June 30, 2021, and
(ii)	reviewed, discussed and agreed with the opinions expressed in the audit report issued by KPMG Auditores Independentes for the Company's interim financial information for the six-month period ended on June 30, 2021.

São Paulo, August 12, 2021.

Lorival Nogueira Luz Júnior

Global Chief Executive Officer

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

Alessandro Rosa Bonorino

Vice-President of People, Services and Technology

Grazielle Tallia Parenti

Vice-President of Institutional Relations and Sustainability

Leonardo Campo Dallorto

Vice-President of Integrated Planning and Logistics

Marcel Sacco

Vice-President of New Business

Neil Hamilton dos Guimarães Peixoto Jr.

Vice-President of Quality and Research & Development

Sidney Rogério Manzaro

Vice-President of Brazil Market

Vinícius Guimarães Barbosa

Vice-President of Operations and Procurement

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2021	88